02056144

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

SEC MAIL RECEIVED PROCESSING AUG 2 8 2002 WASH, D.C. 154 SECTION

SEC MAIL RECEIVED PROCESSING AUG 2 7 2002 WASH, D.C. SECTION

For the month of August, 2002

Bank of Montreal
(Translation of registrant's name into English)

1 First Canadian Place
Toronto, Ontario M5X 1A1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_____ Form 40-F__X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No.__X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PROCESSED
AUG 2 9 2002
THOMSON FINANCIAL

BMO Financial Group

FOR IMMEDIATE RELEASE

BMO FINANCIAL GROUP REPORTS THIRD QUARTER 2002 RESULTS

Strong Growth in North American Retail and Business Banking Operations

Operating Highlights

- **Net income of $346 million, diluted cash EPS[1] of $0.70 and diluted EPS of $0.65**
- **Excluding non-recurring items[1], net income of $360 million, diluted cash EPS of $0.72 and diluted EPS of $0.68**
- **Revenue declines four per cent, affected by investment write-downs that reduce net income $98 million and EPS by $0.20**
- **Strong revenue growth in Personal and Commercial Client Group with net income up 22 per cent year-over-year and 11 per cent from Q2 as trend of increasing volumes continues**
- **Acquisitions drive 20 per cent increase in Private Client Group revenues in a difficult market. Client retention remains strong and Harris*direct* integration of CSFB*direct* completed**
- **Expenses rise three per cent excluding non-recurring items but progress continues on cost management as expenses decline three per cent excluding acquisitions**
- **Progress on credit quality in Q3 as provisions for credit losses and impaired loans decline. Expected annual loan losses remain unchanged at $775 to $825 million**
- **Targeted annual cash EPS growth and cash ROE remain unchanged**

Financial Highlights

($ millions, except per share data and as noted)	Q3-2002	Increase/ (Decrease) vs. Q3-2001		Increase/ (Decrease) vs. Q2-2002		YTD-2002	Increase/ (Decrease) vs. YTD-2001	
Reported								
Revenues (teb)	**2,143**	(91)	(4%)	(79)	(4%)	**6,570**	(342)	(5%)
Provision for credit losses	**160**	43	37%	(160)	(50%)	**660**	226	52%
Non-interest expenses	**1,488**	67	5%	12	1%	**4,426**	204	5%
Net income	**346**	(98)	(22%)	45	15%	**1,019**	(448)	(31%)
Return on equity	**12.9%**		(3.9%)		1.3%	**13.0%**		(5.6%)
Cash return on equity[1]	**13.8%**		(4.0%)		1.6%	**13.7%**		(5.8%)
Earnings per share - diluted ($)	**0.65**	(0.18)	(22%)	0.08	14%	**1.93**	(0.73)	(27%)
Cash earnings per share - diluted ($)[1]	**0.70**	(0.18)	(20%)	0.11	19%	**2.04**	(0.76)	(27%)
Excluding non-recurring items[1]								
Revenues (teb)	**2,143**	(91)	(4%)	(79)	(4%)	**6,570**	(9)	-
Provision for credit losses	**160**	43	37%	(160)	(50%)	**660**	326	98%
Non-interest expenses	**1,465**	44	3%	(11)	(1%)	**4,403**	181	4%
Net income	**360**	(84)	(19%)	59	19%	**1,033**	(236)	(19%)
Return on equity	**13.5%**		(3.3%)		1.9%	**13.2%**		(2.7%)
Cash return on equity	**14.4%**		(3.4%)		2.2%	**13.9%**		(3.0%)
Earnings per share - diluted ($)	**0.68**	(0.15)	(18%)	0.11	19%	**1.96**	(0.33)	(14%)
Cash earnings per share - diluted ($)	**0.72**	(0.16)	(18%)	0.13	22%	**2.06**	(0.37)	(15%)

[1] Adjustments to derive cash results and results excluding non-recurring items and comments on the use of these measures are outlined in the "Effects of Non-Recurring Items" table.

Toronto, August 27, 2002 – Retail and business banking performance in both Canada and the United States continued to improve in the third quarter of 2002 due to strong deposit and lending growth. However, investment write-downs and weak revenues in capital markets businesses affected overall results for BMO Financial Group (BMO)*.

On a reported basis, BMO earned net income of $346 million, diluted earnings per share of $0.65 and a return on equity of 12.9 per cent for the third quarter ended July 31, 2002. Excluding this quarter's $23 million of non-recurring CSFB*direct* (now part of Harris*direct*) acquisition-related costs, earnings per share were $0.68, return on equity was 13.5 per cent and cash earnings per share were $0.72. Excluding non-recurring items, net income was $360 million, a decline of 19 per cent from the third quarter a year ago but up 19 per cent from the second quarter.

Results were affected by net investment securities losses of $116 million ($72 million after-tax). This consisted of write-downs of $158 million ($98 million after-tax), net of realized gains of $42 million ($26 million after-tax). Write-downs included $56 million ($34 million after-tax) related to BMO's equity investments in its own collateralized bond obligations (CBOs) and a $27 million ($16 million after-tax) charge against WorldCom, Inc. bonds. The write-down on CBOs reduced earnings in the quarter by $0.07 per share. The equity investment in CBOs has now been fully written-off.

"Our retail and business banking operations in Canada and the U.S. generated strong earnings growth in the third quarter," said Tony Comper, Chairman and Chief Executive Officer, BMO Financial Group. "However, overall performance was below our expectations due to investment write-downs and weak revenues in market-sensitive businesses. Nonetheless, earnings increased by 19 per cent from the second quarter, helped by lower provisions. And there are encouraging signs of a performance lift in upcoming quarters as our perseverance in implementing our transnational growth strategy, while continuing to contain costs, positions us well for the future."

Compared to the second quarter, excluding non-recurring items, net income rose $59 million or 19 per cent. The improvement was attributable to a $160 million ($106 million after-tax) reduction in the required provision for credit losses and stronger Canadian retail and business banking performance. Improved trading gains were more than offset by higher investment securities losses, while the second quarter had also benefited from corporate loan securitization revenues.

Year-to-date net income declined $448 million on a reported basis and $236 million after excluding the effect of non-recurring items, the most notable of which were last year's $272 million after-tax gains on sales of BMO's investment in Bancomer. Much stronger performance in retail and business banking was more than offset by higher provisions for credit losses and lower wholesale banking revenues in the weaker capital markets environment. Increased investment losses also contributed to the decline while year-to-date net income benefited from the discontinuance of amortization of goodwill and more favourable income tax rates and tax benefits in fiscal 2002.

Excluding acquisitions, expenses were reduced $43 million or three per cent from the third quarter of last year as BMO continues its focus on expense management. On a similarly adjusted basis, expenses were reduced from the second quarter, notwithstanding that there were three more calendar days this quarter.

Gross impaired loans declined $93 million from the second quarter despite the designation of $312 million of loans to six of the operating companies of Adelphia Group as impaired. These loans are considered adequately secured and no significant loss is anticipated, although results reflect a modest provision for two of the loans. The decline in gross impaired loans was also reflective of write-offs in the corporate loan portfolio, particularly in the telecom sector. New impaired loan formations were slightly lower than in the second quarter, notwithstanding the designation of the Adelphia loans. Excluding the Adelphia loans, new impaired loan formations in the quarter were at their lowest level of the past two years.

Provisions for credit losses totalled $160 million for the quarter and $660 million year-to-date. This quarter's provisions were down $160 million from the second quarter but were up $43 million from the third quarter of last year. BMO continues to anticipate that its provision for credit losses will approximate $775 million to $825 million for the year, representing a range of about 55 basis points of average net loans and acceptances (including securities purchased under resale agreements).

The annual targets of cash EPS growth of 8 to 12 per cent and cash ROE of 14 to 15 per cent are considered achievable but will require higher levels of earnings in the fourth quarter of the year. Achieving the targets will require better performance than in the third quarter from Investment Banking Group and continued revenue growth in retail and business banking. BMO also anticipates achieving its annual target of Tier 1 capital of at least 8.0 per cent.

Management's Responsibility for Financial Information

A rigorous and comprehensive financial governance framework is in place at Bank of Montreal and its subsidiaries at both the management and board levels. Each year, Bank of Montreal's Annual Report has contained a statement signed by the Chief Executive Officer and Chief Financial Officer outlining management's responsibility for financial information contained in the report. This quarter, we have included in this press release a statement signed by those same officers affirming management's responsibility for financial information contained in this release. In addition, on August 14, 2002, the Chief Executive Officer and Chief Financial Officer of Harris Bank certified Harris' results under the new U.S. Sarbanes-Oxley Act. Bank of Montreal will file a certification on a voluntary basis, signed by the Chief Executive Officer and Chief Financial Officer, following the release of these results.

Operating Group Net Income

($ millions, except as noted)	Q3-2002	Increase/ (Decrease) vs. Q3-2001		Increase/ (Decrease) vs. Q2-2002		YTD-2002	Increase/ (Decrease) vs. YTD-2001	
Reported								
Personal and Commercial Client Group	**255**	45	22%	26	11%	**711**	110	18%
Private Client Group	**11**	(14)	(55%)	(21)	(65%)	**82**	(28)	(25%)
Investment Banking Group	**108**	(79)	(42%)	(46)	(30%)	**445**	(128)	(22%)
Corporate Support, including Emfisys	**(28)**	(50)	(+100%)	86	74%	**(219)**	(402)	(+100%)
BMO Financial Group	**346**	(98)	(22%)	45	15%	**1,019**	(448)	(31%)
Excluding non-recurring items (See "Non-Recurring Items" table)								
Personal and Commercial Client Group	**255**	45	22%	26	11%	**711**	119	20%
Private Client Group	**25**	-	-	(7)	(21%)	**96**	(14)	(12%)
Investment Banking Group	**108**	(79)	(42%)	(46)	(30%)	**445**	(128)	(22%)
Corporate Support, including Emfisys	**(28)**	(50)	(+100%)	86	74%	**(219)**	(213)	(+100%)
BMO Financial Group	**360**	(84)	(19%)	59	19%	**1,033**	(236)	(19%)

Comparatives have been restated to reflect the second quarter transfer of Cash Management Services business from Emfisys to Investment Banking.

Annual Targets for 2002, Excluding Non-Recurring Items	Performance to July 31, 2002
• Achieve cash EPS growth of 8 to 12 per cent for the year.	15.2 per cent decline (Achievement of the annual target therefore requires cash EPS of \$0.84 to \$0.94 in the fourth quarter of 2002, compared with \$0.25 in the fourth quarter of 2001.)
• Achieve a cash ROE of 14 to 15 per cent for the year.	13.9 per cent annualized
• Maintain an annual provision for credit losses in the range of 40 to 50 basis points of average net loans and acceptances (including securities purchased under resale agreements). On April 25th, BMO announced an increase to its estimate of its annual provision for credit losses to \$775 to \$825 million, or in a range of about 55 basis points for the 12 months of fiscal 2002.	60 basis points annualized
• Maintain a Tier 1 capital ratio of at least 8.0 per cent.	8.72 per cent

Economic Outlook

Growth in the Canadian economy is expected to remain strong in the year ahead as a result of continuing low interest rates and a weak currency. Exceptional job growth for the year-to-date will support incomes and spending. Demand for interest-sensitive goods, such as housing and motor vehicles, should remain elevated, but will likely ease from near record levels of activity. The jobless rate is expected to trend lower. Canadian interest rates will likely increase as the expansion progresses. The Canadian dollar is expected to appreciate against the U.S. dollar in response to supportive interest-rate differentials and trade flows. While growth in the U.S. economy has weakened in the summer, activity should pick up in the fall in response to past reductions in interest rates and income taxes. Nonetheless, U.S. interest rates are projected to remain low for the balance of the year, as the economy is vulnerable to recent weakness in labour and equity markets. Should the U.S. economy under-perform our expectations, Canada's economic expansion would be less robust than anticipated. Activity in capital markets has not kept pace with the improved economic conditions in Canada, but should increase in both Canada and the United States as the economy gathers strength.

Note on Performance Analysis

Management and certain of BMO's stakeholders believe that performance analysis is enhanced by focusing on cash results and results excluding non-recurring items. These adjustments and their effects are outlined in the "Effects of Non-Recurring Items" table. Securities regulators require that corporations caution readers that earnings as adjusted for such items do not have standardized meanings under generally accepted accounting principles (GAAP) and are unlikely to be comparable to similar measures used by other companies.

Management's Discussion and Analysis of Results of Operations (MD&A) is attached. A more comprehensive discussion of our businesses and strategies and objectives can be found in the MD&A in Bank of Montreal's 2001 Annual Report, which can be accessed on BMO's web site indicated below.

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* During the quarter, Bank of Montreal announced a new unified branding approach that will link all of the organization's member companies. Bank of Montreal, together with its subsidiaries, will now be known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal.

OTHER INVESTOR AND MEDIA INFORMATION

Online Investor Presentations
Interested investors, the media and others are invited to visit our web site at www.bmo.com/investorrelations to review this quarterly news release, presentations and supplementary financial information package.

Quarterly Conference Call
Interested parties are also invited to join our quarterly conference call, in listen-only mode, on Tuesday, August 27, 2002 at 2:00p.m. (EDT). The call may be accessed by telephone at 1-800-213-1351 (toll free) or 416-641-6678 (from within Toronto). A replay of the conference call will be available until Friday, September 6, 2002 by calling 1-800-558-5253 and quoting reservation number 19964112.

Webcast
A live webcast of the quarterly conference call can be accessed at www.bmo.com/investorrelations. A replay of the webcast can be accessed on our web site until November 25, 2002.

Document Copies
Copies of the quarterly news release, presentations and supplementary financial information package are also available at BMO Financial Group's offices at 100 King Street West, 18th Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.

Media Relations Contacts
Ralph Marranca, Toronto, 416-867-3996
Ian Blair, Toronto, 416-867-3996
Ronald Monet, Montreal, 514-877-1101

Investor Relations Contacts
Susan Payne, Senior Vice President, Investor Relations, susan.payne@bmo.com, 416-867-6656
Lynn Inglis, Director, Investor Relations, lynn.inglis@bmo.com, 416-867-5452

Chief Financial Officer
Karen Maidment, Executive Vice President and Chief Financial Officer,
karen.maidment@bmo.com, 416-867-6776

Corporate Secretary
corp.secretary@bmo.com, 416-867-6785

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release in respect of earnings for the third quarter of 2002 includes forward-looking statements, which are made pursuant to the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, comments with respect to our objectives, targets, strategies, financial condition, the results of our operations and our businesses, our outlook for our businesses and for the Canadian and U.S. economies, and risk management.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this document not to place undue reliance on these forward-looking statements as a number of important factors could cause actual future results to differ materially from the plans, objectives, targets, expectations, estimates and intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by the following factors: fluctuations in interest rates and currency values; regulatory developments; statutory changes; the effects of competition in the geographic and business areas in which we operate, including continued pricing pressure on loan and deposit products; and changes in political and economic conditions including, among other things, inflation and technological changes. We caution that the foregoing list of important factors is not exhaustive and that when relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider the foregoing factors as well as other uncertainties and potential events. The Bank does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Bank.

STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

Bank of Montreal's management is responsible for presentation and preparation of the interim consolidated financial statements and interim Management's Discussion and Analysis (MD&A).

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable. The financial statements also comply with the provisions of the Bank Act and related regulations, including the accounting requirements of the Superintendent of Financial Institutions Canada.

The attached interim MD&A has been prepared in accordance with the requirements of securities regulators, including Ontario Securities Commission Rule 51-501, as well as Item 303 of Regulation S-K of the U.S. Securities Exchange Act of 1934.

The interim consolidated financial statements and information in the interim MD&A necessarily include amounts based on informed judgments and estimates of the expected effect of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information we must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The interim MD&A also includes information regarding the estimated impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

In meeting our responsibility for the reliability of financial information, we maintain and rely on a comprehensive system of internal control and internal audit, including organizational and procedural controls and internal accounting controls. Our system of internal control includes written communication of our policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; careful selection and training of personnel; and sound and conservative accounting policies which we regularly update. This structure ensures appropriate internal control over transactions, assets and records. We also regularly audit internal controls. These controls and audits are designed to provide us with reasonable assurance that the financial records are reliable for preparing interim and annual financial statements and other financial information, assets are safeguarded against unauthorized use or disposition, liabilities are recognized and we are in compliance with all regulatory requirements. In order to provide their opinion on our annual consolidated financial statements, the Shareholders' Auditors review our system of internal control and conduct their work to the extent that they consider appropriate.

The Board of Directors is responsible for reviewing and approving the interim consolidated financial statements and the financial information contained in the interim MD&A and for overseeing management's responsibilities for the presentation and preparation of financial information, maintenance of appropriate internal controls, management and control of major risk areas, and assessment of significant and related party transactions. The Board delegates these responsibilities to its Audit and Conduct Review Committees, comprised of non-Bank directors, and its Risk Review Committee.

The Shareholders' Auditors and Bank of Montreal's Chief Auditor have full and free access to the Board of Directors and its committees to discuss financial reporting and related matters.

Tony Comper

Tony Comper
Chairman and
Chief Executive Officer

Canada
August 27, 2002

K Maidment

Karen Maidment
Executive Vice President
and Chief Financial Officer

Canada
August 27, 2002

THIRD QUARTER 2002 MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (MD&A)

OPERATING OVERVIEW

Value Measures

Annualized ROE was 12.9 per cent for the third quarter of 2002 and 13.0 per cent year-to-date. Annualized cash ROE was 13.8 per cent for the quarter and 13.7 per cent year-to-date. Excluding non-recurring items, annualized cash ROE was 14.4 per cent for the quarter and 13.9 per cent year-to-date, compared with BMO's annual target of 14 to 15 per cent.

Diluted EPS of $0.65 for the quarter declined 22 per cent from the third quarter of last year, while diluted EPS for the year-to-date of $1.93 declined 27 per cent. Excluding non-recurring items, quarterly and year-to-date diluted EPS declined 18 per cent and 14 per cent, respectively. Diluted cash EPS was $0.72 for the quarter and $2.06 for the year-to-date period, excluding non-recurring items. These represented declines of 18 per cent and 15 per cent, respectively, from the comparable periods in the prior year. Year-to-date results are below expectations, but BMO is still targeting 8 to 12 per cent cash EPS growth for the year. The lower than anticipated results for the year-to-date were largely attributable to higher provisioning for credit losses associated with Teleglobe Inc. loans, net investment securities losses and weak capital markets conditions.

Net economic profit was $84 million for the quarter and $241 million year-to-date, compared with $184 million in the third quarter of 2001 and $682 million for the prior year-to-date. The variances were largely attributable to differences in net income available to common shareholders, including significant non-recurring income earned in the prior year-to-date.

The third quarter was a difficult period for equity investors. Although Bank of Montreal common shares suffered a negative total return of 5.7 per cent during the quarter, it was the third best performance of Canada's six major banks and was well above the TSX Composite total return of negative 13.4 per cent. Year-to-date, shareholders have earned a total return of 6.7 per cent, the fourth highest return among Canada's major banks and ahead of the TSX total composite return of negative 2.9 per cent.

Net Income

Net income for the quarter was $346 million, a decrease of $98 million year-over-year. Excluding acquisition-related costs that have been categorized as a non-recurring item in the current quarter, net income for the quarter was $360 million, a decline of $84 million or 19 per cent year-over-year. Net investment securities losses, higher provisions for credit losses and weak capital markets revenues more than offset strong growth in retail banking results. Items categorized as non-recurring for analysis purposes are detailed for all comparable periods in the "Effects of Non-Recurring Items" table.

Net income increased $45 million or 15 per cent from the second quarter. Excluding non-recurring items, net income increased $59 million or 19 per cent. The increase was attributable to a $160 million ($106 million after-tax) reduction in the provision for credit losses, strong performance in Canadian retail and business banking, improved trading revenue in wholesale banking and slightly lower expenses. These were partially offset by higher net investment securities losses and lower capital markets revenues due to a weak market environment. The second quarter results had included an increase in the provision for credit losses associated with BCE's announcement that it would discontinue its long-term financial support of Teleglobe, but had benefited from the inclusion of securitization revenue on the winding-down of BMO's corporate loan securitization vehicle.

Year-to-date net income declined $448 million on a reported basis and $236 million after excluding the effect of non-recurring items, the most notable of which was last year's $272 million after-tax gains on sales of the investment in Bancomer. Much stronger performance in retail and business banking was more than offset by higher provisions for credit losses, net investment securities losses and lower wholesale banking revenues in the weaker capital markets environment. Comparative performance benefited from the discontinuance of amortization of goodwill and more favourable income tax rates and tax benefits in fiscal 2002.

Revenue

BMO Financial Group analyzes revenue on a taxable equivalent basis (teb), whereby revenues and the provision for income taxes under generally accepted accounting principles (GAAP) are both increased by an amount that adjusts revenues on certain tax-exempt securities to an amount equivalent to what revenues would have been had they been taxed at the statutory rate. The adjustment was $26 million for the third quarter, $44 million in the year-ago quarter and $29 million in the second quarter. The year-to-date adjustment was $82 million for 2002 and $110 million for 2001.

Revenue of $2,143 million decreased $91 million or four per cent from the third quarter of last year and $79 million or four per cent from the second quarter. Year-to-date revenue declined $342 million from the prior year. Excluding non-recurring revenue of $333 million in 2001 that included gains on the sales of branches and gains on the sales of the investment in Bancomer, year-to-date revenue declined $9 million from the comparable period in 2001.

Revenue growth was favourably affected by the acquisitions of First National Bank of Joliet (Joliet) and Guardian Group of Funds in the latter half of 2001 and CSFB*direct* (now part of Harris*direct*) in the second quarter of 2002. Revenue includes three months activities of CSFB*direct* this quarter, up from two months of activities in the second quarter. Excluding acquired businesses, revenue for the quarter was eight per cent lower than a year ago and five per cent lower than in the second quarter. This quarter had three more calendar days than the second quarter. Excluding non-recurring items and acquired businesses, year-to-date revenue declined three per cent from a year ago.

Net interest income of $1,217 million was comparable with the third quarter of last year. Average assets rose $13.3 billion or six per cent to $247.3 billion. Net interest margins declined by 14 basis points to 1.95 per cent. Strong volume growth in both Canadian and U.S. retail and business banking and growth in revenues from acquired businesses in Private Client Group contributed to improved revenue. Investment Banking Group net interest income fell due to more challenging capital markets and a weaker lending environment that affected both volumes and margins. Retail banking assets rose $11.3 billion or 12 per cent, while net interest margins were 12 basis points lower year-over-year as margins declined in both Canada and the United States.

Net interest income increased $17 million from the second quarter as average assets increased by $3.6 billion, while net interest margins declined by 7 basis points. Margins declined by 22 basis points in U.S. retail and business banking but were unchanged in Canada, while wholesale banking margins declined. Volumes improved in Canadian retail and business banking but were unchanged in the U.S. and declined in corporate banking.

Year-to-date, net interest income increased $265 million from 2001. Net interest margins averaged 2.01 per cent and were up 11 basis points from the comparable period last year. Average assets of $246 billion were $3.6 billion higher than the year-ago period. Retail and business banking margins declined by 8 basis points from the prior year-to-date to 3.12 per cent, while wholesale banking margins improved by 8 basis points. The increase in BMO's overall margins was driven by changes in asset mix as relatively higher-yielding retail banking assets grew while relatively lower-yielding wholesale banking assets were reduced.

Other income of $926 million decreased $77 million from the third quarter of last year, driven by lower revenues in Investment Banking Group due to investment securities write-downs and lower trading revenues. Revenues rose appreciably in Private Client Group, largely due to acquired businesses. Net investment securities losses of $116 million were $118 million worse year-over-year. Net realized gains on sales of $42 million were more than offset by $158 million of write-downs, including $56 million of write-downs on equity investments in BMO's own CBOs, $27 million of write-downs on WorldCom bonds and write-downs on other industry positions, including telecommunications. The equity investment in CBOs has now been fully written-off.

Compared to the second quarter, other income declined $96 million, driven by lower securitization revenue and a $66 million increase in net investment securities losses, partially offset by improved trading gains. Corporate Support revenues of the prior quarter included $57 million of revenues on its corporate loan securitization. The higher losses on investment securities relate largely to the factors discussed above. The second quarter had been affected by a $47 million write-down on CBOs and a write-down on BMO's investment in 724 Solutions Inc.

On a year-to-date basis, other income declined $607 million. Excluding non-recurring items in the prior year, other income of $2,865 million declined by $274 million or nine per cent from the comparable period a year ago. The decline was driven by weaker capital market trading-related activities, lower securitization revenues and weaker investment securities results in the context of the weaker market and credit environment. These reductions were partially offset by the effects of acquisitions.

Non-Interest Expenses

Expenses of $1,488 million increased $67 million from the third quarter of last year. Excluding $23 million of CSFB*direct* acquisition-related costs categorized as a non-recurring item for analysis, non-interest expenses rose $44 million or three per cent. Excluding the effects of acquired businesses, non-interest expenses declined $43 million or three per cent. The reduction approximated the overall decline in revenue-based compensation. Expenses declined somewhat in Canadian retail and business banking and were relatively unchanged in the United States after adjusting for acquisitions.

Expenses were $12 million higher than in the second quarter. Excluding non-recurring items, expenses of $1,465 million were reduced $11 million or one per cent from the second quarter. After also excluding the impact of acquired businesses, non-interest expenses fell by $31 million or two per cent. The reduction was due to lower revenue-based compensation and effective cost management, partially offset by the effects of three more calendar days in the third quarter.

Year-to-date expenses of $4,426 million were $204 million higher than in 2001. Excluding the effects of non-recurring items, non-interest expenses of $4,403 million were $181 million or four per cent higher than the prior year. After adjusting for the costs of acquired businesses, non-interest expenses were essentially unchanged from the prior year-to-date. Costs of investing in strategic initiatives, which included expansion of BMO's North American distribution network and U.S. wealth management capabilities, higher pension costs and the effects of a stronger U.S. dollar were offset by lower revenue-based costs and efforts at cost-containment. Revenue-based compensation costs declined $59 million.

Excluding non-recurring items, the expense-to-revenue ratio was 68.4 per cent in the third quarter, 4.8 percentage points higher than in the third quarter of last year. The ratio is affected by investment write-downs and other such revenue adjustments. Growth of relatively higher cost, less capital-intensive wealth management businesses also affected the ratio.

BMO continues to focus on its expense management program, which is intended to reduce expense growth, while increasing revenues. The program's guidelines are designed to protect customer-related expenses that are essential to increased sales, to protect strategic initiatives designed to promote future growth and to reduce other discretionary costs.

GAAP no longer requires amortization of goodwill, but instead requires that goodwill be subject to a periodic impairment review to ensure its fair value is equal to or greater than its book value. The change in accounting increased net income by $14 million in the third quarter and $41 million year-to-date relative to the comparable periods in 2001. The impairment test required upon adoption of the new standard was completed in the second quarter and it was determined that no impairment charge was necessary.

New requirements under GAAP in respect of accounting for stock options will be applicable in the first quarter of fiscal 2003. At that time, BMO will begin recognizing compensation expense for new options granted after October 31, 2002. On this basis, stock option expense is expected to be in the range of $0.02 to $0.04 per share in fiscal 2003. If BMO had recognized compensation expense related to all outstanding stock options this year, reported net income would have been $12 million lower in the current quarter and $35 million lower year-to-date.

Income Taxes
Excluding non-recurring items, the effective tax rate in the third quarter was 27.6 per cent, compared with 32.7 per cent in the same period of the prior year and 25.9 per cent in the second quarter. The 2002 year-to-date tax rate was 28.4 per cent, compared with 33.9 per cent in 2001.

The provision for income taxes as a percentage of income, excluding non-recurring items, benefited from the lower statutory tax rate, lower tax rates in domestic subsidiaries, the use of available losses carried forward and other tax benefits. As a result, the tax rates for the third quarter and year-to-date declined from the comparable periods in the prior year. The third quarter income tax rate increased from the second quarter due to lower tax initiatives being recognized this period.

The provision for income taxes in the first quarter of last year included a $25 million non-recurring charge related to a proposed reduction in the federal income tax rate and its effect on future tax assets.

Balance Sheet
Total assets of $250.1 billion increased $10.7 billion from October 31, 2001. Investment securities decreased $2.4 billion to $19.0 billion due to lower holdings of fixed income securities. Trading securities increased $8.7 billion to $24.9 billion, largely due to increases in holdings of Canadian government securities, equities and corporate debt securities. The fixed income increase reflects improved trading opportunities and higher levels of equities are attributable to new product offerings. Net unrealized gains on investment securities of $228 million decreased $16 million from last year-end.

Net loans and acceptances increased $1.0 billion from October 31, 2001. Loans to businesses and governments declined $4.8 billion, continuing the trend from the second quarter and reflecting credit concerns and a lack of capital spending. Residential mortgages and consumer instalment and other personal loans increased $6.3 billion. The loan portfolio remains well diversified but reflects a higher proportion of Canadian loans due to growth in residential mortgages in Canada.

Other assets increased $4.6 billion from October 31, 2001. The increase related to higher amounts due from dealers and brokers and sundry receivables, partially offset by lower amounts receivable on derivatives.

Relative to the second quarter, total assets increased $10.1 billion due primarily to higher other assets. Amounts due from clients, dealers and brokers rose approximately $7 billion due in part to the timing of government bond auctions. Unrealized gains and amounts received on derivative contracts increased approximately $4 billion due in part to the effect of long-term interest rate reductions on client positions. Unrealized gains on securities increased $170 million, primarily due to government and other debt securities.

Total liabilities increased $9.7 billion from October 31, 2001 to $238.4 billion. Deposits increased by $4.9 billion as deposits from banks declined by $3.7 billion, while deposits from individuals, which tend to be more stable, increased by $6.4 billion. Deposits from businesses and governments increased $2.2 billion. Deposits from individuals accounted for 46 per cent of total deposits compared with 44 per cent last year-end.

Securities sold under repurchase agreements of $20.5 billion increased $3.0 billion and provided partial funding for higher trading securities positions. Other liabilities increased $1.8 billion to $39.6 billion. An increase in sundry payables was offset in part by a decrease in amounts payable on derivative contracts. The reduction in amounts payable on derivative contracts offset the equivalent decline in amounts receivable on derivative contracts.

Relative to the second quarter, total liabilities increased $9.9 billion due primarily to higher other liabilities. Accounts payable and other liabilities rose $7.8 billion, while unrealized losses and amounts owed on derivative contracts rose approximately $4.2 billion. Deposits from banks and from businesses and governments declined but were largely offset by deposits from individuals.

Risk Management
The third quarter provision for credit losses was $160 million, a decrease of $160 million from the second quarter, which included a provision of $140 million on BMO's $163 million loan exposure to Teleglobe. The provision increased $43 million from a year ago. The year-to-date provision for credit losses was $660 million, compared with $434 million in 2001, or $334 million excluding non-recurring items.

Year-to-date provisions represent 60 basis points of average net loans and acceptances, including securities purchased under resale agreements, expressed on an annualized basis. As announced on April 25, 2002, BMO expects its annual provision for credit losses to be $775 million to $825 million, or in a range of about 55 basis points of average net loans and acceptances. The increase in provisions, originally announced last quarter, was largely due to the need to provide for $163 million of loan exposure to Teleglobe, resulting from BCE's announcement in that quarter of its intention to discontinue long-term financial support.

Provisions for credit losses for fiscal 2001, excluding non-recurring items, represented 60 basis points of average net loans and acceptances. In 2001, provisions were increased significantly in the fourth quarter, reflective of the development of recessionary conditions in the United States and weakening economic conditions in Canada. Provisions for the current quarter and year-to-date, relative to the comparable periods in 2001, are reflective of the timing of the development of weakness in the economy over the course of 2001 and the timing of the economic recovery this year.

Gross impaired loans were $2,057 million, compared with $2,150 million at the end of the second quarter and $2,014 million at the end of last year. Net impaired loans totalled $177 million, compared with $65 million at the end of last year and $55 million at the end of the second quarter. The ratio of the allowance for credit losses to gross impaired loans was 91.4 per cent, compared with 97.5 per cent at the end of the second quarter and 96.8 per cent at the end of last year. The period-over-period changes outlined above reflect primarily the designation of loans to Adelphia Group operating companies as impaired and the relatively low levels of provisions required for these adequately secured loans. They also reflect $405 million of write-offs in the corporate loan portfolio, particularly in the telecom sector.

New impaired loan formations totalled $522 million in the current quarter, including $312 million of loans to operating companies of the Adelphia Group. Otherwise, impaired loan formations were in line with expectations at this point in the credit cycle and were at their lowest level in over two years. No significant losses are expected on the Adelphia Group loans although a modest provision for credit losses was recorded in the quarter.

There were no material loan sales during the quarter. Year-to-date, BMO has sold $354 million of troubled loans for sales proceeds of $234 million.

The net loans exposure to cable and telecom companies was approximately $1.9 billion or 1.4 per cent of total net loans and acceptances at the end of the third quarter, compared with exposure of approximately $2.9 billion a year ago. We have recorded specific allowances for credit losses of $108 million on the $555 million of communications industry loans classified as impaired. Exposures to the more economically troubled regions of the world remain limited. Outstanding loan exposures to borrowers in Argentina totalled $41 million at the end of the quarter, down from $159 million at the end of last year. During the second quarter, we recorded a $12 million increase to the allowance for designated lesser-developed countries related to exposures in Argentina.

BMO's market risk management practices and key measures were outlined on pages 20 and 21 of the 2001 Annual Report. Earnings volatility has decreased since year-end, primarily due to a lengthening of asset maturities in the structural balance sheet. The lengthening of asset maturities has increased market value exposure. Trading and underwriting performance was profitable and relatively consistent during the quarter and exposures were within risk tolerances. Trading and underwriting risk has decreased slightly from fiscal 2001 year-end.

BMO's liquidity and funding management framework and its key measures related to this risk were outlined on page 22 of the 2001 Annual Report. The liquidity and funding position remains sound and there are no trends, demands, commitments, events or uncertainties that are reasonably likely to materially affect it. The core deposit ratio decreased to 59.3 per cent from 60.0 per cent at the end of last year, primarily as a result of non-core deposit growth exceeding core deposit growth by $1.2 billion. The cash and securities-to-total assets ratio increased to 24.2 per cent from 23.1 per cent last year-end, primarily as a result of an increase in trading securities. Total liquid assets increased $5.2 billion from last year-end to $60.5 billion, of which liquid assets pledged as collateral decreased to $22.8 billion from $24.0 billion at the end of last year.

Critical Accounting Policies

In December 2001, the United States Securities and Exchange Commission issued a financial release encouraging companies to include explanations of their critical accounting policies in their MD&A to increase investor awareness of the sensitivity of financial statements to the methods, assumptions and estimates that underlie their preparation.

The notes to the Bank of Montreal October 31, 2001 consolidated financial statements contain a summary of significant accounting policies. In addition, Note 2 to the attached unaudited July 31, 2002 consolidated financial statements provides details of changes to significant accounting policies since October 31, 2001. The second quarter MD&A contained a discussion of the two most critical accounting policies, allowance for credit losses and financial instruments measured at fair value, which are considered particularly important as they require management to make significant judgments, some of which may relate to matters that are inherently uncertain. Readers are encouraged to refer to last quarter's MD&A to review the discussion.

Capital Management

At July 31, 2002, BMO's Tier 1 capital ratio was 8.72 per cent, up from 8.15 per cent at the end of last year. The increase was due to increased retained earnings and the issuance of preferred shares during the period, partially offset by increased goodwill and intangible assets on the acquisition of CSFB*direct* (now part of Harris*direct*). Lower risk-weighted assets also contributed to the increase. The ratio rose 11 basis points from the second quarter due to increased retained earnings, which more than offset the effect of modest risk-weighted asset growth. The total capital ratio was 12.25 per cent, compared with 12.48 per cent in the previous quarter and 12.12 per cent at October 31, 2001. The decline from the second quarter was attributable to an announced reduction in subordinated debt, as outlined below.

On December 20, 2001, Bank of Montreal issued 12 million 5.95 per cent Non-Cumulative Class B Preferred Shares Series 10 for proceeds of US$300 million.

On April 2, 2002, the organization redeemed its $250 million of 6.05 per cent Series 24 Debentures, due 2007, largely because of the high yield relative to current market rates.

On July 19, 2002, Bank of Montreal announced that on August 27, 2002 it would redeem all of its $450 million 5.55 per cent Medium Term Notes, Series A subordinated debt, due 2007. This action was prompted by the high yield of the securities relative to current market rates.

Effective July 2, 2002, Bank of Montreal de-listed its common shares from the London Stock Exchange. The decision to de-list was based on the low trading volumes of the shares on this exchange relative to the cost and effort necessary to maintain the listing.

Credit Rating

Bank of Montreal's credit rating, as measured by a composite of Moody's and Standard & Poor's (S&P) senior debt ratings, remains unchanged at AA-, but with S&P and Moody's maintaining a negative outlook. On July 18, 2002, Moody's Investors Service affirmed Bank of Montreal's credit ratings but changed its rating outlook to negative from stable. Moody's indicated that the change in outlook reflects the challenges faced in curtailing increases in credit costs stemming from the corporate loan portfolio, which includes exposure to the telecommunications sector. Moody's said that Bank of Montreal's exposure to the telecommunications sector does not constitute a severe concentration risk. Moody's added, however, that future losses from the portfolio could result in the need for sizable increases in loan loss provisions, which would impact earnings performance. Moody's added that if future losses exceed Moody's expectations, it could hold future negative rating implications. The change in outlook is not expected to have a significant impact on liquidity and funding costs.

Effects of Non-Recurring Items ($ millions, except per share data and as noted)

Reported	Q3-2002	Q3-2001	Q2-2002	YTD-2002	YTD-2001
Revenues (teb)	**2,143**	2,234	2,222	**6,570**	6,912
Provision for credit losses	**160**	117	320	**660**	434
Non-interest expenses	**1,488**	1,421	1,476	**4,426**	4,222
Net income	**346**	444	301	**1,019**	1,467
Amortization of goodwill and intangibles	**22**	25	15	**53**	74
Cash net income	**368**	469	316	**1,072**	1,541
Return on equity	**12.9%**	16.8%	11.6%	**13.0%**	18.6%
Cash return on equity	**13.8%**	17.8%	12.2%	**13.7%**	19.5%
Earnings per share - diluted ($)	**0.65**	0.83	0.57	**1.93**	2.66
Cash earnings per share - diluted ($)	**0.70**	0.88	0.59	**2.04**	2.80
Non-interest expense-to-revenue ratio	**69.4%**	63.6%	66.4%	**67.4%**	61.1%

Non-recurring items	Operating group	Q3-2002	Q3-2001	Q2-2002	YTD-2002	YTD-2001
Gains on sales of branches	P&C	-	-	-	-	12
Gain on sale of Bancomer	Corp. Support	-	-	-	-	321
Increased/(Decreased) revenues		-	-	-	-	333
Increased general provision for credit losses	Corp. Support	-	-	-	-	100
Increased/(Decreased) expenses						
CSFB*direct* acquisition-related costs	PCG	23	-	-	23	-
Increased/(Decreased) pre-tax income		(23)	-	-	(23)	233
Increased/(Decreased) income taxes						
Income taxes on non-recurring items		(9)	-	-	(9)	10
Adjustment of future tax asset due to proposed reduction in rates		-	-	-	-	25
Increased / (Decreased) net income		(14)	-	-	(14)	198

Excluding non-recurring items	Q3-2002	Q3-2001	Q2-2002	YTD-2002	YTD-2001
Revenues (teb)	**2,143**	2,234	2,222	6,570	6,579
Provision for credit losses	**160**	117	320	660	334
Non-interest expenses	**1,465**	1,421	1,476	4,403	4,222
Net income	**360**	444	301	1,033	1,269
Amortization of goodwill and intangibles	**22**	25	15	53	74
Cash net income	**382**	469	316	1,086	1,343
Return on equity	**13.5%**	16.8%	11.6%	13.2%	15.9%
Cash return on equity	**14.4%**	17.8%	12.2%	13.9%	16.9%
Earnings per share - diluted ($)	**0.68**	0.83	0.57	**1.96**	2.29
Cash earnings per share - diluted ($)	**0.72**	0.88	0.59	**2.06**	2.43
Non-interest expense-to-revenue ratio	**68.4%**	63.6%	66.4%	**67.0%**	64.2%

Non-recurring Items

BMO's results of operations periodically include non-recurring items. Such items are generally infrequent, material and quantifiable, and are not expected to recur in the near future. They are not considered to be appropriate inclusions in assessing BMO's ongoing operations. As a result, trend analysis is considered most relevant when non-recurring items are excluded from results. In 2001, gains on sales of branches and Bancomer, the increase in the general provision for credit losses and reduction in value of future tax assets were classed as non-recurring because they were considered irregular and material occurrences and in some cases dependent on actions taken by management that had the potential to affect results significantly. In 2002, CSFB*direct* acquisition-related costs have been categorized as non-recurring because they will be material to Private Client Group's results this year and will distort trend analysis.

Management and certain of BMO's stakeholders believe performance analysis is enhanced by focusing on cash results and results excluding non-recurring items. These adjustments effects are outlined above. However, securities regulators require that corporations caution readers that earnings as adjusted for such items do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

REVIEW OF OPERATING GROUPS PERFORMANCE

An analysis of financial results of each operating group is provided, together with some of their business achievements for the third quarter of 2002. An analysis of Harris Bank, whose financial results are incorporated within each of the operating groups, is also provided separately.

Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO's organizational structure and its strategic priorities. All comparative figures are restated to give effect to the transfers. In the second quarter, the Cash Management Services business was transferred from Emfisys to the Investment Banking Group, to align product distribution more effectively with broader client coverage. Note 9 to the attached interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses, which is discussed more fully in the Corporate Support section.

Operating Groups Summary Income Statements and Statistics for Q3-2002 and Year-to-Date 2002

($ millions, except as noted)	Q3-2002 P&C	Q3-2002 PCG	Q3-2002 IBG	Q3-2002 Corp. incl. Emfisys	Q3-2002 Total Bank	YTD-2002 P&C	YTD-2002 PCG	YTD-2002 IBG	YTD-2002 Corp. incl. Emfisys	YTD-2002 Total Bank
Reported										
Net interest income (teb)	832	143	335	(93)	**1,217**	2,440	410	1,158	(303)	**3,705**
Other income	339	295	202	90	**926**	961	854	742	308	**2,865**
Total revenues (teb)	1,171	438	537	(3)	**2,143**	3,401	1,264	1,900	5	**6,570**
Provision for credit losses	70	-	56	34	**160**	211	1	170	278	**660**
Non-interest expense	688	412	336	52	**1,488**	2,044	1,123	1,061	198	**4,426**
Income before income taxes and non-controlling interest in subsidiaries	413	26	145	(89)	**495**	1,146	140	669	(471)	**1,484**
Income taxes (teb)	158	15	37	(75)	**135**	435	58	224	(297)	**420**
Non-controlling interest in subsidiaries	-	-	-	14	**14**	-	-	-	45	**45**
Net income Q3-2002	255	11	108	(28)	**346**	711	82	445	(219)	**1,019**
Net income Q2-2002	229	32	154	(114)	**301**					
Net income Q3-2001	210	25	187	22	**444**	601	110	573	183	**1,467**
Excluding non-recurring items										
Net income Q3-2002	255	25	108	(28)	**360**	711	96	445	(219)	**1,033**
Net income Q2-2002	229	32	154	(114)	**301**					
Net income Q3-2001	210	25	187	22	**444**	592	110	573	(6)	**1,269**
Other statistics - reported										
Net economic profit	154	(15)	(41)	nm	**84**	411	7	-	nm	**241**
Cash return on equity	26.6%	6.4%	7.3%	nm	**13.8%**	25.0%	11.2%	10.5%	nm	**13.7%**
Average common equity	3,795	1,461	5,108	nm	**9,972**	3,781	1,276	5,113	nm	**9,871**
Average assets ($ billions)	107.2	5.7	139.0	nm	**247.3**	104.7	5.4	140.1	nm	**246.0**
Full-time equivalent staff	18,131	5,519	2,149	8,477	**34,276**					

nm - not meaningful

PERSONAL AND COMMERCIAL CLIENT GROUP

($ millions, except as noted)	Q3-2002	Increase/ (Decrease) vs. Q3-2001		Increase/ (Decrease) vs. Q2-2002		YTD-2002	Increase/ (Decrease) vs. YTD-2001	
Reported								
Net interest income (teb)	**832**	59	8%	35	4%	**2,440**	166	7%
Other income	**339**	4	1%	37	12%	**961**	16	2%
Total revenues (teb)	**1,171**	63	6%	72	6%	**3,401**	182	6%
Provision for credit losses	**70**	6	9%	(1)	-	**211**	24	13%
Non-interest expense	**688**	(1)	-	28	4%	**2,044**	33	2%
Income before income taxes and goodwill	**413**	58	17%	45	12%	**1,146**	125	12%
Income taxes (teb)	**158**	18	13%	19	12%	**435**	31	8%
Non-controlling interest in subsidiaries	**-**	1	100%	-	-	**-**	1	100%
Amortization of goodwill, net of income taxes	**-**	(6)	(100%)	-	-	**-**	(17)	(100%)
Net income	**255**	45	22%	26	11%	**711**	110	18%
Cash return on equity	**26.6%**		(1.1%)		2.0%	**25.0%**		(1.7%)
Average net interest margin	**3.08%**		(0.12%)		(0.04%)	**3.12%**		(0.08%)
Non-interest expense-to-revenue ratio	**58.7%**		(3.5%)		(1.3%)	**60.1%**		(2.4%)
Average assets	**107,182**	11,326	12%	2,437	2%	**104,671**	9,633	10%
Excluding non-recurring items								
Revenues (teb)	**1,171**	63	6%	72	6%	**3,401**	194	6%
Non-interest expense	**688**	(1)	-	28	4%	**2,044**	33	2%
Net income	**255**	45	22%	26	11%	**711**	119	20%
Cash return on equity	**26.6%**		(1.1%)		2.0%	**25.0%**		(1.3%)
Non-interest expense-to-revenue ratio	**58.7%**		(3.5%)		(1.3%)	**60.1%**		(2.6%)

Results Overview

Revenues and net income in each of the first and second quarters of 2001 benefited from modest gains on sales of branches. The commentary that follows excludes those non-recurring items.

Net income of $255 million for the third quarter of 2002 was 22 per cent higher than in the third quarter of last year, driven by solid revenue growth and effective cost containment. Net income rose 11 per cent from the second quarter largely due to strong growth in Canadian retail and business banking revenues. Year-to-date net income was $711 million, an increase of $119 million from the comparable period in 2001. This 20 per cent improvement was driven by revenue growth, particularly in U.S. retail and business banking, the benefit of cost containment measures in Canada and the discontinuance of goodwill amortization. These increases were partially offset by higher provisions for credit losses. The acquisition of First National Bank of Joliet in the latter part of the third quarter of last year contributed to both revenue and expense growth and to increased profitability.

Strong volume growth in both Canadian and U.S. retail and business banking drove revenue growth of six per cent from the third quarter of fiscal 2001. Margins declined in Canada and in the United States, reflecting a low interest rate environment and costs of a highly competitive retail lending market. Other income increased slightly as core revenues improved and gains on securitizations increased. The prior year had benefited from higher insurance revenues.

Higher volumes and stable margins in Canadian retail and business banking drove revenue growth of six per cent from the second quarter. Revenues in U.S. retail and business banking were stable, although margins declined. Three more calendar days in this most recent quarter contributed to the overall increase in revenues. Other income benefited from growth in core business as well as higher gains on securitizations, partially offset by lower gains on sales of securities.

Year-to-date revenues were six per cent higher than in the comparable period last year, driven by higher net interest earnings due to significantly higher volumes in the United States and Canada and the effects of favourable currency translation rates. Net interest margins were substantially unchanged in the United States, but were lower in Canada as a result of the low interest rate environment and the highly competitive lending landscape. Joliet, which was acquired in the third quarter of last year, contributed two percentage points to year-to-date revenue growth.

Non-interest expenses for the third quarter remained flat relative to the third quarter of last year, contributing to an improvement in the expense-to-revenue ratio from 62.2 per cent to 58.7 per cent. Canadian retail and business banking costs were reduced through the application of strong cost containment measures. Costs were higher in the United States due to the Joliet acquisition, costs of business expansion and the effects of currency translation. Non-interest expenses increased four per cent from the second quarter. The increase was attributable to three more calendar days in the quarter and spending on key initiatives. Year-to-date non-interest expenses increased two per cent from the comparable period in 2001. In the United States, expenses were higher as a result of system conversion and integration costs for Joliet, business volume growth in retail banking, expansion initiatives and currency translation. In Canada, effective cost control and revenue growth resulted in an improvement in the expense-to-revenue ratio.

Business Developments and Achievements
The Group's objectives and outlook for fiscal 2002 and the environment in which it operates are outlined on page 26 of the 2001 Annual Report. Notable business developments and achievements in the third quarter in support of the Group's 2002 objectives are listed below.

- Pathway Connect, a fully integrated, state-of-the-art Windows 2000 platform, has been successfully launched. The new platform is an efficient tool for employees to manage both personal and business customer information. The rollout is on track, with installations occurring at a rate of approximately 100 branches per month. Completion is targeted by the end of January 2003.
- In Canada, most recent market share for the retail banking segment at 13.5 per cent was up 48 basis points from the same period the year before. Retail operating deposits' market share of 15.4 per cent was up 63 basis points and residential mortgages owned and managed were up 34 basis points to 14.8 per cent. BMO continued to rank second in the small business lending market share for business loans $5 million and below as most recently available data indicates its market share increased 46 basis points year-over-year to 19.3 per cent.
- The 'Help Provided' initiatives, implemented in November 2001, lowered the cost of credit card and personal lending to help our retail customers manage their financial affairs during the economic downturn. 'Help Provided' has been a factor in volume growth. Compared to the same period a year ago, year-to-date volumes in Canada were up 10 per cent for residential mortgages and seven per cent for consumer loans, after adding back the effects of securitizations. Year-to-date cash advances, cheque purchases and balance transfers for BMO MasterCard accounts increased 25.7 per cent from the prior year.
- During the quarter, BMO expanded its AirMiles For Business program, providing reward miles on a wide range of business banking products and services, such as new account applications and everyday business banking transactions.
- The Group achieved strong growth in Canada, where loans and acceptances, after adding back the effects of securitizations, increased $7 billion or nine per cent from the third quarter of 2001 and $2 billion from the second quarter of 2002. Retail and commercial deposits grew $7 billion or 24 per cent from the third quarter of 2001 and $1 billion from the second quarter of 2002.
- In Chicagoland, retail and small business loans increased $2.1 billion or 33 per cent from the third quarter of 2001, of which $632 million or 10 percentage points was attributable to the acquisition of Joliet. This strong loan growth, coupled with seven per cent organic deposit growth, strict cost control and the Joliet acquisition, resulted in accelerating revenue and earnings momentum.
- Joliet is meeting its performance targets and has achieved double-digit revenue growth and 20 per cent cost synergies.

PRIVATE CLIENT GROUP

($ millions, except as noted)	Q3-2002	Increase/ (Decrease) vs. Q3-2001		Increase/ (Decrease) vs. Q2-2002		YTD-2002	Increase/ (Decrease) vs. YTD-2001	
Reported								
Revenues (teb)	**438**	72	20%	(1)	-	**1,264**	120	10%
Provision for credit losses	**-**	-	-	(1)	(100%)	**1**	-	-
Non-interest expense	**412**	102	33%	29	8%	**1,123**	184	20%
Income before taxes and goodwill	**26**	(30)	(53%)	(29)	(51%)	**140**	(64)	(31%)
Income taxes (teb)	**15**	(14)	(47%)	(8)	(32%)	**58**	(29)	(34%)
Amortization of goodwill, net of income taxes	**-**	(2)	(100%)	-	-	**-**	(7)	(100%)
Net income	**11**	(14)	(55%)	(21)	(65%)	**82**	(28)	(25%)
Cash return on equity	**6.4%**		(8.7%)		(5.4%)	**11.2%**		(9.7%)
Average net interest margin	**10.09%**		0.40%		0.12%	**10.21%**		0.26%
Non-interest expense-to-revenue ratio	**93.9%**		9.5%		6.5%	**88.8%**		6.8%
Average assets	**5,653**	348	7%	163	3%	**5,375**	(99)	(2%)
Excluding non-recurring items								
Revenues (teb)	**438**	72	20%	(1)	-	**1,264**	120	10%
Non-interest expense	**389**	79	26%	6	2%	**1,100**	161	17%
Net income	**25**	-	-	(7)	(21%)	**96**	(14)	(12%)
Cash return on equity	**10.2%**		(4.9%)		(1.6%)	**12.7%**		(8.2%)
Non-interest expense-to-revenue ratio	**88.7%**		4.3%		1.3%	**87.0%**		5.0%

Results Overview

Private Client Group completed its acquisitions of CSFB*direct* (now part of Harris*direct*) in the second quarter of 2002 and Guardian Group of Funds in the latter part of the third quarter of 2001. The Group's results for the second quarter of 2002 included two months of CSFB*direct* activities. Revenue and expense growth comparatives are affected by these acquisitions. CSFB*direct* acquisition-related costs of $23 million ($14 million after-tax) incurred in the third quarter have been categorized as non-recurring for reporting purposes. Further acquisition-related costs are anticipated and will also be categorized as non-recurring in future periods. The second quarter included $13 million of one-time CSFB*direct* acquisition-related items. The accompanying table reflects results and variances on both a GAAP basis and on an excluding non-recurring items basis. The commentary that follows excludes the $14 million after-tax non-recurring acquisition-related costs.

The Group's results were quite encouraging in the context of the challenging market environment. Net income of $25 million for the quarter was consistent with the third quarter of 2001, but would have increased $6 million year-over-year excluding the results of the acquired businesses. Net income declined $7 million from the second quarter due to lower client-trading volumes, seasonality of the businesses and increased amortization of intangible assets. An adjustment to amortization expense was recorded in the current quarter to reflect refinement of the CSFB*direct* purchase price allocation following the completion of the valuation of assets and liabilities acquired. Cash-based net income for the quarter was $39 million, up $7 million from a year ago and down $1 million from the second quarter. Year-to-date, net income declined $14 million from the comparable period last year, or $6 million excluding acquired businesses. The year-to-date comparative results are reflective of significantly lower client-trading volumes and equity markets performance in 2002.

Revenues increased $72 million or 20 per cent from the third quarter of last year, driven by acquisitions, while revenues in other businesses were stable despite the weaker market environment. Revenues were consistent with the second quarter as effects of lower client-trading volumes in Full-Service Investing and Direct Investing largely offset higher revenues from three months of CSFB*direct* results. Year-to-date, revenues increased $120 million or 10 per cent from the comparable period last year. The growth was due to acquired businesses and the benefits of strategic initiatives, partially offset by the effects of weaker equity markets and lower client-trading volumes.

Business acquisitions in support of the Group's long-term growth strategies resulted in expense growth that has affected both quarterly and year-to-date comparatives. Excluding acquisitions, effective cost management resulted in third quarter expenses declining from the second quarter and remaining unchanged from the third quarter of last year. By continuing to invest in the expansion of the Group's North American distribution network and its U.S. wealth management businesses, the Private Client Group remains committed to executing its long-term growth strategy, balanced with continued cost management in a relatively challenging market environment.

Business Developments and Achievements

The Group's objectives and outlook for fiscal 2002 and the environment in which it operates are outlined on page 30 of the 2001 Annual Report. Notable business developments and achievements in the third quarter in support of the Group's 2002 objectives are listed below.

- On July 26, 2002, the Group completed the acquisition of Morgan Stanley Individual Investor Group online accounts. BMO Financial Group's direct investing business is now sixth largest in North America based on accounts and provides excellent growth opportunities for both Harris*direct* and The Harris organization as a whole. It expands Harris*direct*'s client base and provides the opportunity to leverage the scale and technology developed through the acquisition of CSFB*direct*.
- BMO's market share of Canadian mutual fund assets increased to 3.64 per cent, up 4 basis points from the second quarter when measured on a comparable basis. The third quarter was a difficult period in the industry but BMO's funds experienced the lowest rate of redemptions of the five major Canadian banks on both a dollar and percentage of assets basis.
- The Group's $273 billion of assets under management and administration and term investments increased $35 billion or 14 per cent year-over-year.
- During the quarter, CSFB*direct* client retention rates and annualized trades per account were in line with its peer group, after successful integration of operations. Targets were exceeded for quarterly revenues per trade, cost reductions and average assets per account.

INVESTMENT BANKING GROUP

($ millions, except as noted)	Q3-2002	Increase/ (Decrease) vs. Q3-2001		Increase/ (Decrease) vs. Q2-2002		YTD-2002	Increase/ (Decrease) vs. YTD-2001	
Reported								
Revenues (teb)	537	(212)	(28%)	(105)	(16%)	1,900	(361)	(16%)
Provision for credit losses	56	(3)	(4%)	(1)	(1%)	170	7	4%
Non-interest expense	336	(58)	(15%)	(16)	(5%)	1,061	(116)	(10%)
Income before income taxes and goodwill	145	(151)	(51%)	(88)	(38%)	669	(252)	(27%)
Income taxes (teb)	37	(70)	(66%)	(42)	(53%)	224	(119)	(35%)
Amortization of goodwill, net of income taxes	-	(2)	(100%)	-	-	-	(5)	(100%)
Net income	108	(79)	(42%)	(46)	(30%)	445	(128)	(22%)
Cash return on equity	7.3%		(8.0%)		(3.9%)	10.5%		(5.4%)
Average net interest margin	0.95%		(0.27%)		(0.15%)	1.10%		0.08%
Non-interest expense-to-revenue ratio	62.5%		9.9%		7.6%	55.9%		3.8%
Average assets	139,029	2,867	2%	1,067	1%	140,135	(5,291)	(4%)

Comparatives have been restated to reflect the second quarter transfer of Cash Management Services business from Emfisys to Investment Banking.

Results Overview

Net income for the quarter was $108 million, a decrease of 42 per cent from the strong results of the third quarter of 2001. Lower revenues in a difficult capital markets environment were only partially offset by reduced expenses. Net income for the current quarter decreased 30 per cent from the second quarter, largely due to higher investment securities losses, which were partially offset by disciplined cost management and lower revenue-based compensation costs. On a year-to-date basis, net income was down 22 per cent from the comparable period in 2001 due to the weaker capital markets and lending environment.

Third quarter revenues declined 28 per cent from the third quarter of last year. Much of the decline was due to the recognition of losses on investment securities, including $56 million of write-downs on BMO's ownership interests in its own high-yield collateralized bond obligations (CBOs) and $27 million of write-downs on WorldCom bonds. The decline was also reflective of lower lending volumes in the weak credit environment, lower trading revenues and significant prior-year dividend revenue. Improved equity-origination volumes partially offset the effects of decreased merger and acquisition activities.

Revenues decreased 16 per cent from the second quarter. The decrease was driven by an $85 million increase in investment securities losses, lower net interest income and weaker merger and acquisition activities. Trading income improved significantly from the preceding quarter.

Year-to-date revenues were 16 per cent lower than in the comparable period of 2001, reflecting weaker capital markets trading-related activities, lower income from investment securities and lower corporate lending volumes. Net interest margins were higher year-over-year due to lower wholesale funding costs but the benefit is narrowing as the easing of monetary policy winds down.

Non-interest expenses decreased from the third quarter of last year and from the second quarter of the current year. Year-to-date non-interest expenses were also lower than in the comparable period last year. The reductions were driven primarily by lower revenue-based costs, reflective of market activity, and disciplined cost containment measures.

Business Developments and Achievements

The Group's objectives and outlook for fiscal 2002 and the environment in which it operates are outlined on page 33 of the 2001 Annual Report. Notable business developments and achievements in the third quarter in support of the Group's 2002 objectives are listed below.

- During the quarter, BMO Nesbitt Burns participated in 60 Canadian debt and equity transactions raising $10.6 billion. The firm was ranked first during the quarter in Canadian mergers and acquisitions, advising on 11 transactions valued at US$6.5 billion. BMO Nesbitt Burns also ranked first by both total dollars and total volume in Canadian equity block trading for the quarter.
- For the 22nd consecutive year, BMO Nesbitt Burns was chosen as having the top overall research team in the 2002 Brendan Wood International Survey of institutional investors. BMO Nesbitt Burns also finished first for overall quality of sales service and overall quality of trader service in the same survey.
- In the U.S., Harris Nesbitt continued to win new mandates and add new lead relationships to its portfolio. During the quarter, Harris Nesbitt was able to leverage a longstanding advisory relationship with FCP Investors to win an assignment as sole lender with its portfolio company, Katzkin Leather. Cash management and interest rate hedging services were also provided as part of the transaction.
- BMO Nesbitt Burns' U.S. Energy Group closed 16 corporate finance transactions during the quarter. Notable advisory work included acting as a financial advisor for Devon Energy in its US$220 million disposition of Canadian oil and gas properties. BMO Nesbitt Burns also acted as lead manager and co-bookrunner on a $350 million high-yield offering for Vintage Petroleum.
- In U.S. Media and Communications, BMO Nesbitt Burns closed a senior financing for ABRY Partners' acquisition of Network Communications, a national publishing business focused on the residential real estate market.
- BMO Nesbitt Burns' Securitization group closed a $200 million term transaction during the quarter for Windsor Trust 2002-A. The transaction involved the purchase of retail auto loans from DaimlerChrysler and represented DaimlerChrysler's first Canadian public securitization of retail auto loans. The U.S. Securitization group was involved in six deals during the quarter with an aggregate value of more than US$400 million.

EMFISYS

Emfisys is BMO's technology and e-business group. It provides information technology planning, strategy and development services, together with transaction processing, and real estate services for BMO Financial Group. In addition, Emfisys is responsible for the creation, development, and support of BMO's e-business services.

Emfisys' Business Developments and Achievements

The Group's objectives for fiscal 2002 are outlined under Emfisys 2002 Objectives on page 37 of the 2001 Annual Report. Notable business developments and achievements in the third quarter in support of the Group's 2002 objectives are listed below.

- The national rollout of Pathway Connect, Personal and Commercial Client Group's state-of-the-art technology platform, is on schedule with 53 per cent of BMO sites completed. As of July 31, 604 sites (525 branches and 79 other sites) were completed.
- On July 22, 2002, Bank of Montreal, concurrently with three other major Canadian banks, launched a new person-to-person Email Money Transfer (EMT) service using email notification technology. Bank of Montreal's EMT service enables personal online banking customers to send and receive funds electronically to anyone with an email address and Canadian bank account.
- The Canadian Information Productivity Awards recognized Bank of Montreal's Pathway Connect initiative with an Award of Excellence in the Large Enterprises Category. The award recognizes organizations that have implemented innovative information technology solutions to improve customer service, boost sales, reduce costs and/or improve the performance of a division or business unit.

CORPORATE SUPPORT

Corporate Support includes the corporate units that provide expertise and governance support for BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, human resources and learning. It also includes revenues and expenses associated with certain securitization activities, the hedging of foreign source revenues, the debenture and former equity investment in Bancomer and activities related to the management of certain balance sheet positions and BMO's overall asset/liability structure.

CORPORATE SUPPORT, INCLUDING EMFISYS

($ millions, except as noted)	Q3-2002	Increase/ (Decrease) vs. Q3-2001		Increase/ (Decrease) vs. Q2-2002		YTD-2002	Increase/ (Decrease) vs. YTD-2001	
Reported								
Revenues (teb)	**(3)**	(14)	(+100%)	(45)	(+100%)	**5**	(283)	(98%)
Provision for credit losses	**34**	40	+100%	(157)	(83%)	**278**	195	+100%
Non-interest expense	**52**	24	84%	(29)	(34%)	**198**	103	+100%
Income before taxes, non-controlling interest in subsidiaries and goodwill	**(89)**	(78)	(+100%)	141	61%	**(471)**	(581)	(+100%)
Income taxes (teb)	**(75)**	(26)	(58%)	56	42%	**(297)**	(183)	(+100%)
Non-controlling interest in subsidiaries	**14**	2	31%	(1)	(1%)	**45**	16	58%
Amortization of goodwill, net of income taxes	**-**	(4)	(100%)	-	-	**-**	(12)	(100%)
Net income	**(28)**	(50)	(+100%)	86	74%	**(219)**	(402)	(+100%)
Excluding non-recurring items								
Revenues (teb)	**(3)**	(14)	(+100%)	(45)	(+100%)	**5**	38	+100%
Provision for credit losses	**34**	40	+100%	(157)	(83%)	**278**	295	+100%
Non-interest expense	**52**	24	84%	(29)	(34%)	**198**	103	+100%
Income taxes (teb)	**(75)**	(26)	(58%)	56	42%	**(297)**	(151)	(+100%)
Net income	**(28)**	(50)	(+100%)	86	74%	**(219)**	(213)	(+100%)

Comparatives have been restated to reflect the second quarter transfer of Cash Management Services business from Emfisys to Investment Banking.

Results Overview

Emfisys' operating results are included with Corporate Support for reporting purposes. Costs of its services are transferred to the banking groups (P&C, PCG and IBG) and only relatively minor variance amounts are retained within Emfisys, and thus, within Emfisys and Corporate Support results. Overall, results of Emfisys and Corporate Support are largely reflective of Corporate Support activities.

Net income declined $50 million from the third quarter of 2001 due primarily to higher provisions for credit losses and increased pension and other costs. Net income rose $86 million from the second quarter due to a reduction in the provision for credit losses and lower expenses. The provision last quarter had been affected by an increase associated with BCE's withdrawal of long-term support for Teleglobe, while results also reflected an $18 million write-down of BMO's investment in 724 Solutions. Revenues in the second quarter benefited from the recognition of $57 million of revenue on BMO's corporate loan securitization, which had not been recognized since the third quarter of 2001 due to defaults on securitized loans. Year-to-date net income of the prior year benefited from non-recurring gains on sale of Bancomer and income tax adjustments. Excluding non-recurring items, year-to-date net income was $213 million lower than a year-ago due to the increase in loan loss provisions and higher pension and other costs.

BMO's overall provision for credit losses reflects its best estimate of required provisions based on impairments identified in the portfolios and existing economic conditions. Provisions are allocated to the banking groups based on expected losses over an economic cycle. Differences between the total of the expected loss provisions allocated to the groups and the required provisions under GAAP are allocated to Corporate Support. Compared with the third quarter of the prior year, the current quarter's provision for credit losses in Corporate Support increased. The increase occurred because in the current weaker economic environment, required provisions for credit losses are higher than this quarter's share of expected provisions over the economic cycle. In fiscal 2001, the excess of actual provisions over expected provisions that related to Harris Bank were charged to the operating groups to which they related, rather than to Corporate Support.

HARRIS BANK

(U.S. GAAP/US$ millions, except as noted)	Q3-2002	Increase/ (Decrease) vs. Q3-2001		Increase/ (Decrease) vs. Q2-2002		YTD-2002	Increase/ (Decrease) vs. YTD-2001	
Reported								
Net interest income (teb)	**206**	12	6%	(5)	(2%)	**629**	73	13%
Other income	**135**	27	25%	10	8%	**370**	(14)	(4%)
Total revenue (teb)	**341**	39	13%	5	1%	**999**	59	6%
Provision for credit losses	**27**	1	3%	(6)	(18%)	**85**	30	55%
Non-interest expense	**196**	14	8%	(8)	(4%)	**605**	61	11%
Income before income taxes and goodwill	**118**	24	26%	19	19%	**309**	(32)	(9%)
Income taxes (teb)	**42**	10	31%	9	27%	**106**	(12)	(10%)
Net income before goodwill	**76**	14	24%	10	15%	**203**	(20)	(9%)
Amortization of goodwill, net of income taxes	**-**	-	-	-	-	**1**	(1)	(50%)
Net income	**76**	14	24%	10	15%	**202**	(19)	(9%)
Net economic profit	**32**	14	78%	11	52%	**69**	(24)	(26%)
Cash return on equity (U.S. basis)	**19.2%**		3.6%		2.9%	**16.9%**		(2.4%)
Average net interest margin (U.S. basis)	**3.41%**		0.33%		(0.02%)	**3.38%**		0.46%
Cash non-interest expense-to-revenue ratio	**55.2%**		(2.9%)		(3.4%)	**58.4%**		2.3%
Average common equity	**1,949**	136	8%	(38)	(2%)	**1,966**	220	13%
Average assets	**27,116**	(1,274)	(4%)	(795)	(3%)	**27,927**	(672)	(2%)
Total risk-weighted assets	**22,453**	751	3%	98	-	**22,453**	751	3%
Full-time equivalent staff	**5,940**	190	3%	(166)	(3%)			

BMO's U.S. business includes not only the businesses of Harris Bank, but also other businesses conducted through different ownership structures. The CSFB*direct* business acquired in the second quarter is not conducted through or included in the results of Harris Bank. The results of Harris Bank legal entity are included within the results of each of BMO's operating groups and are outlined above.

Results Overview
On a U.S. dollar/U.S. GAAP basis, Harris Bank's net income was $76 million for the third quarter of 2002, an increase of 24 per cent from the third quarter of last year and up 15 per cent from the immediately preceding quarter. The year-over-year increase was attributable to both continued strong revenue growth and effective expense control. The improvement from the second quarter was due to gains on sales of securities, cost reductions and lower provisions for credit losses. On a year-to-date basis, net income decreased from the comparable period in 2001. The decrease was due to last year's $60 million ($36 million after-tax) gain on the sale of the Harris Bank merchant card business to a unit of Bank of Montreal in connection with the establishment of the Moneris Solutions joint venture. This gain was not included in the Bank of Montreal consolidated results because it was between related companies. Excluding that gain, net income rose by $17 million or nine per cent. The increase was attributable to business growth and acquisitions and to higher gains on sales of investment securities, partially offset by higher provisions for credit losses.

Revenues increased 13 per cent from the third quarter of last year, with Joliet accounting for five percentage points of the increase. Revenue growth benefited from continued growth in consumer, mortgage and small business loans, higher net interest margins and higher gains on sales of investment securities. Net interest margins improved by 33 basis points to 3.41 per cent due to the declining interest rate environment in 2001 and a higher mix of retail loans and deposits in 2002. Service charges and fees on deposits also increased year-over-year. Revenues rose $5 million from the second quarter due to higher gains on sales of investment securities and higher trust and investment management fees. These increases were partially offset by lower net interest earnings, due primarily to a smaller investment portfolio. Year-to-date revenues increased $59 million or six per cent from 2001. Excluding the gain on the sale of the Harris Bank merchant card business, revenues rose $119 million or 14 per cent, with Joliet accounting for five percentage points of this increase.

Non-interest expenses were $14 million or eight per cent higher than the third quarter of 2001. Excluding operating expense relating to Joliet, expense growth was held to two per cent. Expenses were reduced $8 million or four per cent from the second quarter, reflective of strong cost containment measures and the preceding quarter's inclusion of a $6 million one-time cost associated with the disposition of BMO's New York trust subsidiary following the fiscal 2000 sale of the corporate trust business. Year-to-date non-interest expenses were up $61 million or 11 per cent from the comparable period last year. Excluding the impact of the Joliet acquisition and the $6 million one-time cost above, expense growth was four per cent.

Business Developments and Achievements
Harris Bank's objectives and outlook for fiscal 2002 and the environment in which it operates are outlined on page 38 of the Bank of Montreal 2001 Annual Report. Notable business developments and achievements in the third quarter in support of Harris Bank's 2002 objectives are listed below.

- In Chicagoland Banking, retail and small business loans increased $2.1 billion or 33 per cent from the third quarter of 2001, of which $632 million or 10 percentage points was attributable to the acquisition of Joliet. This strong loan growth, coupled with seven per cent organic deposit growth, strict cost control and the Joliet acquisition, resulted in accelerating revenue and earnings momentum.
- Joliet is meeting its performance targets and has achieved double-digit revenue growth and 20 per cent cost synergies.
- Harris Nesbitt continues to focus on building highly profitable, multi-product lead banking relationships in key mid-market/Midwest sectors and national specialty sectors. Despite a difficult economic environment in the U.S. Midwest, Harris Nesbitt continues to be successful in winning new mandates and adding new lead relationships to its portfolio this fiscal year.

BANK OF MONTREAL
FINANCIAL HIGHLIGHTS

(Canadian $ in millions except as noted)	For the three months ended						For the nine months ended		
	July 31, 2002	April 30, 2002	January 31, 2002	October 31, 2001	July 31, 2001	Change from July 31, 2001	**July 31, 2002**	July 31, 2001	Change from July 31, 2001
Income Statement Highlights									
Total revenue (teb) (a)	$ **2,143**	$ 2,222	$ 2,205	$ 1,951	$ 2,234	(4.1) %	$ **6,570**	$ 6,912	(4.9) %
Provision for credit losses	**160**	320	180	546	117	37.3	**660**	434	52.3
Non-interest expense	**1,488**	1,476	1,462	1,449	1,421	4.7	**4,426**	4,222	4.9
Net income	**346**	301	372	4	444	(22.0)	**1,019**	1,467	(30.5)
Common Share Data ($) (b)									
Diluted earnings per share	$ **0.65**	$ 0.57	$ 0.71	$ 0.00	$ 0.83	$ (0.18)	$ **1.93**	$ 2.66	$ (0.73)
- excluding non-recurring items	**0.68**	0.57	0.71	0.19	0.83	(0.15)	**1.96**	2.29	(0.33)
Diluted cash earnings per share	**0.70**	0.59	0.75	0.06	0.88	(0.18)	**2.04**	2.80	(0.76)
- excluding non-recurring items	**0.72**	0.59	0.75	0.25	0.88	(0.16)	**2.06**	2.43	(0.37)
Dividends declared per share	**0.30**	0.30	0.30	0.28	0.28	0.02	**0.90**	0.84	0.06
Book value per share	**20.74**	20.29	20.11	19.69	20.44	0.30	**20.74**	20.44	0.30
Closing share price	**35.26**	37.68	36.00	33.86	40.85	(5.59)	**35.26**	40.85	(5.59)
Total market value of common shares ($ billions)	**17.3**	18.5	17.6	16.6	20.7	(3.4)	**17.3**	20.7	(3.4)

	As at					
	July 31, 2002	April 30, 2002	January 31, 2002	October 31, 2001	July 31, 2001	Change from July 31, 2001
Balance Sheet Highlights						
Assets	$ **250,113**	$ 240,008	$ 239,440	$ 239,409	$ 230,203	8.6 %
Loans	**138,643**	138,149	136,067	136,829	136,693	1.4
Deposits	**159,200**	160,359	154,758	154,290	151,003	5.4
Common shareholders' equity	**10,199**	9,957	9,851	9,632	10,374	(1.7)

	For the three months ended					For the nine months ended	
	July 31, 2002	April 30, 2002	January 31, 2002	October 31, 2001	July 31, 2001	**July 31, 2002**	July 31, 2001
Primary Financial Measures (%) (b) (c)							
Average annual five year total shareholder return	**7.4**	11.6	12.5	14.3	23.9	**7.4**	23.9
Diluted earnings per share growth	**(21.7)**	(48.2)	(2.7)	(100.0)	20.3	**(27.4)**	11.3
- excluding non-recurring items	**(18.1)**	(25.0)	1.4	(75.0)	23.9	**(14.4)**	6.5
Diluted cash earnings per share growth	**(20.5)**	(48.7)	(2.6)	(93.3)	20.5	**(27.1)**	12.4
- excluding non-recurring items	**(18.2)**	(26.3)	0.0	(68.8)	23.9	**(15.2)**	8.0
Return on equity	**12.9**	11.6	14.5	(0.4)	16.8	**13.0**	18.6
- excluding non-recurring items	**13.5**	11.6	14.5	3.8	16.8	**13.2**	15.9
Cash return on equity	**13.8**	12.2	15.2	0.7	17.8	**13.7**	19.5
- excluding non-recurring items	**14.4**	12.2	15.2	4.8	17.8	**13.9**	16.9
Net economic profit (NEP) growth	**(54.6)**	(88.2)	(21.4)	(+100)	48.9	**(64.8)**	23.7
Revenue growth	**(4.1)**	(10.5)	0.6	(9.7)	6.6	**(4.9)**	6.3
- excluding non-recurring items	**(4.1)**	1.2	2.6	(1.2)	7.5	**(0.1)**	4.7
Non-interest expense-to-revenue ratio	**69.4**	66.4	66.3	74.2	63.6	**67.4**	61.1
- excluding non-recurring items	**68.4**	66.4	66.3	68.1	63.6	**67.0**	64.2
Provision for credit losses as a % of average loans and acceptances	**0.44**	0.87	0.49	1.49	0.32	**0.60**	0.39
- excluding non-recurring items	**0.44**	0.87	0.49	1.49	0.32	**0.60**	0.30
Gross impaired loans and acceptances as a % of equity and allowance for credit losses	**13.55**	14.19	14.64	14.17	12.55	**13.55**	12.55
Cash and securities-to-total assets ratio	**24.2**	26.0	25.2	23.1	25.6	**24.2**	25.6
Tier 1 capital ratio	**8.72**	8.61	8.87	8.15	8.84	**8.72**	8.84
Credit rating	**AA-**	AA-	AA-	AA-	AA-	**AA-**	AA-
Other Financial Ratios (% except as noted) (b) (c)							
Total shareholder return - twelve month	**(11.0)**	10.4	(9.3)	(1.2)	32.0	**(11.0)**	32.0
Dividend yield	**3.4**	3.2	3.3	3.3	2.7	**3.4**	2.7
Price-to-earnings ratio (times)	**18.0**	17.5	13.3	12.4	11.4	**18.0**	11.4
Market-to-book value (times)	**1.70**	1.86	1.79	1.72	2.00	**1.70**	2.00
Net economic profit ($ millions)	**84**	42	115	(249)	184	**241**	682
Return on average assets	**0.55**	0.51	0.60	0.01	0.75	**0.55**	0.81
- excluding non-recurring items	**0.58**	0.51	0.60	0.18	0.75	**0.56**	0.70
Net interest margin	**1.95**	2.02	2.07	1.94	2.09	**2.01**	1.90
Other income as a % of total revenue	**43.2**	46.0	41.6	38.4	44.9	**43.6**	50.2
- excluding non-recurring items	**43.2**	46.0	41.6	43.5	44.9	**43.6**	47.7
Expense growth	**4.7**	5.2	4.6	8.9	7.2	**4.9**	7.5
- excluding non-recurring items	**3.1**	5.2	4.6	5.5	7.2	**4.3**	7.5
Total capital ratio	**12.25**	12.48	12.93	12.12	12.60	**12.25**	12.60
Tier 1 capital ratio - U.S. basis	**8.30**	7.76	8.32	7.87	8.43	**8.30**	8.43
Equity-to-assets ratio	**5.3**	5.4	5.4	5.1	5.6	**5.3**	5.6

All ratios in this report are based on unrounded numbers.

(a) Reported on a taxable equivalent basis (teb).

(b) Refer to the "Effects of Non-Recurring Items" section in the Management's Discussion and Analysis of Results of Operations for details on non-recurring items. Securities regulators require that corporations caution readers that earnings as adjusted for such items do not have standardized meanings under generally accepted accounting principles and are unlikely to be comparable to similar measures used by other companies.

(c) For the period ended, or as at, as appropriate.

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF INCOME

(Unaudited)
(Canadian $ in millions except per share amounts)

	For the three months ended					For the nine months ended	
	July 31, 2002	April 30, 2002	January 31, 2002	October 31, 2001	July 31, 2001	**July 31, 2002**	July 31, 2001
Interest, Dividend and Fee Income							
Loans	$ **1,718**	$ 1,646	$ 1,851	$ 2,131	$ 2,301	$ **5,215**	$ 7,558
Securities	**386**	399	457	510	568	**1,242**	1,909
Deposits with banks	**123**	125	148	193	201	**396**	699
	2,227	2,170	2,456	2,834	3,070	**6,853**	10,166
Interest Expense							
Deposits	**768**	708	849	1,228	1,389	**2,325**	4,955
Subordinated debt	**71**	76	80	86	88	**227**	265
Other liabilities	**197**	215	266	351	406	**678**	1,616
	1,036	999	1,195	1,665	1,883	**3,230**	6,836
Net Interest Income	**1,191**	1,171	1,261	1,169	1,187	**3,623**	3,330
Provision for credit losses	**160**	320	180	546	117	**660**	434
Net Interest Income After Provision for Credit Losses	**1,031**	851	1,081	623	1,070	**2,963**	2,896
Other Income							
Deposit and payment service charges	**188**	178	175	175	170	**541**	495
Lending fees	**75**	77	75	88	85	**227**	264
Capital market fees	**269**	292	213	235	243	**774**	741
Card services	**71**	64	64	50	59	**199**	154
Investment management and custodial fees	**82**	76	81	87	85	**239**	249
Mutual fund revenues	**79**	80	71	70	61	**230**	181
Trading revenues	**70**	28	46	75	91	**144**	415
Securitization revenues	**76**	124	58	71	78	**258**	260
Other fees and commissions	**16**	103	134	(101)	131	**253**	713
	926	1,022	917	750	1,003	**2,865**	3,472
Net Interest and Other Income	**1,957**	1,873	1,998	1,373	2,073	**5,828**	6,368
Non-Interest Expense							
Salaries and employee benefits	**827**	848	850	760	822	**2,525**	2,452
Premises and equipment	**318**	294	291	319	288	**903**	834
Communications	**41**	48	48	46	46	**137**	148
Other expenses	**274**	271	258	312	254	**803**	757
	1,460	1,461	1,447	1,437	1,410	**4,368**	4,191
Amortization of intangible assets	**28**	15	15	12	11	**58**	31
Total non-interest expense	**1,488**	1,476	1,462	1,449	1,421	**4,426**	4,222
Income Before Provision for Income Taxes, Non-Controlling Interest in Subsidiaries and Goodwill	**469**	397	536	(76)	652	**1,402**	2,146
Income taxes	**109**	81	148	(109)	183	**338**	610
	360	316	388	33	469	**1,064**	1,536
Non-controlling interest	**14**	15	16	14	11	**45**	28
Net Income Before Goodwill	**346**	301	372	19	458	**1,019**	1,508
Amortization of goodwill, net of applicable income tax (Note 2)	**-**	-	-	15	14	**-**	41
Net Income	$ **346**	$ 301	$ 372	$ 4	$ 444	$ **1,019**	$ 1,467
Dividends Declared							
- Preferred shares	$ **21**	$ 20	$ 17	$ 14	$ 20	$ **58**	$ 66
- Common shares	$ **148**	$ 147	$ 147	$ 137	$ 142	$ **442**	$ 431
Average Number of Common Shares Outstanding	**491,283,048**	490,368,847	489,498,812	499,013,245	502,373,065	**490,383,731**	515,422,404
Average Assets	$ **247,306**	$ 243,677	$ 246,890	$ 245,757	$ 234,041	$ **245,983**	$ 242,402
Earnings Per Share Before Goodwill							
Basic	$ **0.66**	$ 0.57	$ 0.73	$ 0.03	$ 0.87	$ **1.96**	$ 2.80
Diluted	**0.65**	0.57	0.71	0.04	0.85	**1.93**	2.73
Earnings Per Share							
Basic	**0.66**	0.57	0.73	0.00	0.85	**1.96**	2.72
Diluted	**0.65**	0.57	0.71	0.00	0.83	**1.93**	2.66

The accompanying notes to consolidated financial statements are an integral part of this statement.

BANK OF MONTREAL
CONSOLIDATED BALANCE SHEET

(Unaudited) (Canadian $ in millions)	As at				
	July 31, 2002	April 30, 2002	January 31, 2002	October 31, 2001	July 31, 2001
Assets					
Cash Resources	**$ 16,551**	$ 17,977	$ 18,876	$ 17,656	$ 17,355
Securities					
Investment	**19,019**	20,275	22,257	21,470	21,958
Trading	**24,908**	24,191	19,240	16,200	19,670
Loan substitutes	**6**	6	6	6	6
	43,933	44,472	41,503	37,676	41,634
Loans					
Residential mortgages	**46,638**	44,795	43,500	41,941	41,106
Consumer instalment and other personal loans	**20,698**	20,197	19,463	19,107	18,777
Credit card loans	**1,635**	1,506	1,528	1,527	1,525
Loans to businesses and governments	**56,642**	57,175	58,034	61,249	59,354
Securities purchased under resale agreements	**14,910**	16,571	15,565	14,954	17,592
	140,523	140,244	138,090	138,778	138,354
Allowance for credit losses (Note 3)	**(1,880)**	(2,095)	(2,023)	(1,949)	(1,661)
	138,643	138,149	136,067	136,829	136,693
Other					
Customers' liability under acceptances	**7,120**	7,647	7,488	7,936	7,400
Premises and equipment	**2,092**	2,090	2,094	2,170	2,075
Other assets (Note 2)	**41,774**	29,673	33,412	37,142	25,046
	50,986	39,410	42,994	47,248	34,521
Total Assets	**$ 250,113**	$ 240,008	$ 239,440	$ 239,409	$ 230,203
Liabilities and Shareholders' Equity					
Deposits					
Banks	**$ 16,892**	$ 17,787	$ 20,022	$ 20,539	$ 19,188
Businesses and governments	**68,292**	71,942	64,908	66,132	65,835
Individuals	**74,016**	70,630	69,828	67,619	65,980
	159,200	160,359	154,758	154,290	151,003
Other Liabilities					
Acceptances	**7,120**	7,647	7,488	7,936	7,400
Securities sold but not yet purchased	**7,720**	7,837	7,775	6,609	6,437
Securities sold under repurchase agreements	**20,521**	20,281	20,121	17,480	22,867
Other	**39,560**	28,002	33,249	37,738	25,769
	74,921	63,767	68,633	69,763	62,473
Subordinated Debt	**4,268**	4,405	4,672	4,674	4,920
Shareholders' Equity					
Share capital (Note 5)	**4,962**	4,937	4,922	4,425	4,919
Retained earnings	**6,762**	6,540	6,455	6,257	6,888
	11,724	11,477	11,377	10,682	11,807
Total Liabilities and Shareholders' Equity	**$ 250,113**	$ 240,008	$ 239,440	$ 239,409	$ 230,203

The accompanying notes to consolidated financial statements are an integral part of this statement.

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CASH FLOW

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended	
	July 31, 2002	July 31, 2001 [1]	July 31, 2002	July 31, 2001 [1]
Cash Flows From Operating Activities				
Net income	$ 346	$ 444	$ 1,019	$ 1,467
Adjustments to determine net cash flows				
Provision for credit losses	160	117	660	434
Amortization of premises and equipment	95	101	295	294
Amortization of intangible assets	31	15	68	41
Amortization of goodwill (Note 2)	-	16	-	46
Gain on sale of securitized loans	(38)	(19)	(116)	(32)
Write-down of investment securities	158	1	274	48
Future income tax expense	8	62	223	(149)
Net (gain) on sale of investment securities	(42)	(3)	(118)	(394)
Change in accrued interest				
Decrease in interest receivable	85	192	238	541
Decrease in interest payable	(96)	(106)	(329)	(294)
Net increase (decrease) in deferred loan fees	4	3	(33)	1
Net (increase) decrease in unrealized gains and amounts receivable on derivative contracts	(4,255)	883	1,400	(809)
Net increase (decrease) in unrealized losses and amounts payable on derivative contracts	4,169	(790)	(1,488)	1,679
Net (increase) decrease in trading securities	(717)	1,176	(8,708)	2,324
Net increase (decrease) in current income taxes payable	(14)	215	(213)	204
Changes in other items and accruals, net	(346)	1,234	(1,533)	1,103
Net Cash Provided by (Used in) Operating Activities	(452)	3,541	(8,361)	6,504
Cash Flows From Financing Activities				
Net increase (decrease) in deposits	(1,159)	(4,732)	4,910	(7,106)
Net increase (decrease) in securities sold but not yet purchased	(117)	(125)	1,111	(2,916)
Net increase (decrease) in securities sold under repurchase agreements	240	(1,490)	3,041	2,888
Net increase (decrease) in liabilities of subsidiaries	(339)	528	(439)	121
Proceeds from issuance of securities of a subsidiary	-	-	-	400
Repayment of subordinated debt	(150)	-	(400)	-
Redemption of preferred shares	-	-	-	(250)
Proceeds from issuance of preferred shares	-	-	478	-
Proceeds from issuance of common shares	19	38	60	134
Share issue expense, net of applicable income tax	-	-	(7)	-
Common shares repurchased for cancellation	-	(436)	-	(1,260)
Dividends paid	(169)	(162)	(500)	(497)
Net Cash Provided by (Used in) Financing Activities	(1,675)	(6,379)	8,254	(8,486)
Cash Flows From Investing Activities				
Net (increase) decrease in interest bearing deposits with banks	1,113	1,437	(111)	1,316
Purchase of investment securities	(13,202)	(7,668)	(26,397)	(26,004)
Maturities of investment securities	10,967	5,786	21,533	19,850
Proceeds from sales of investment securities	3,663	2,651	7,299	9,703
Net (increase) in loans and loan substitute securities	(2,514)	(2,111)	(2,921)	(1,909)
Proceeds from securitization of assets	237	90	519	769
Net (increase) decrease in securities purchased under resale agreements	1,661	2,462	44	(1,284)
Premises and equipment - net purchases	(96)	(93)	(206)	(192)
Acquisition of businesses (Note 4)	(15)	(124)	(869)	(245)
Net Cash Provided by (Used in) Investing Activities	1,814	2,430	(1,109)	2,004
Net Increase (Decrease) in Cash and Cash Equivalents	(313)	(408)	(1,216)	22
Cash and Cash Equivalents at Beginning of Period	2,556	2,574	3,459	2,144
Cash and Cash Equivalents at End of Period	$ 2,243	$ 2,166	$ 2,243	$ 2,166

The accompanying notes to consolidated financial statements are an integral part of this statement.

[1] Comparative figures have been reclassified to conform with the current year's presentation.

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(Unaudited) (Canadian $ in millions)	For the nine months ended July 31, 2002	For the nine months ended July 31, 2001
Preferred Shares		
Balance at beginning of period	$ 1,050	$ 1,681
Proceeds from the issue of preferred shares (Note 5)	478	-
Redemption of preferred shares	-	(250)
Translation adjustment on shares issued in a foreign currency	(3)	2
Balance at End of Period	1,525	1,433
Common Shares		
Balance at beginning of period	3,375	3,173
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	33	26
Issued under the Stock Option Plan	27	102
Issued on the exchange of shares of subsidiary corporations	2	6
Issued on the acquisition of businesses	-	400
Cancellation of stock options granted on acquisition of an investment	-	(22)
Repurchased for cancellation	-	(199)
Balance at End of Period	3,437	3,486
Retained Earnings		
Balance at beginning of period	6,257	7,087
Cumulative impact of adopting Future Employee Benefits standard, net of applicable income tax	-	(250)
	6,257	6,837
Net income	1,019	1,467
Dividends - Preferred shares	(58)	(66)
- Common shares	(442)	(431)
Unrealized gain (loss) on translation of net investment in foreign operations, net of hedging activities and applicable income tax	(7)	25
Recognition of unrealized translation loss on disposition of an investment in a foreign operation	-	99
Gain on cancellation of stock options granted on acquisition of an investment, net of applicable income tax	-	18
Common shares repurchased for cancellation	-	(1,061)
Share issue expense, net of applicable income tax	(7)	-
Balance at End of Period	6,762	6,888
Total Shareholders' Equity	$ 11,724	$ 11,807

The accompanying notes to consolidated financial statements are an integral part of this statement.

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended July 31, 2002
(Unaudited) (Canadian $ in millions except as noted)

1. Basis of Presentation
These consolidated financial statements should be read in conjunction with our consolidated financial statements for the year ended October 31, 2001 as set out on pages 57 to 85 of our 2001 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles including the accounting requirements of our regulator, the Superintendent of Financial Institutions Canada, using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2001, except as described in note 2.

2. Change in Accounting Policy
On November 1, 2001, we changed our accounting for goodwill and other intangible assets as required by CICA Handbook section 3062 "Goodwill and Other Intangible Assets". Under the new standard, goodwill is no longer amortized to income over time, and is subject to a periodic impairment review to ensure that the fair value remains greater than, or equal to, book value. Any excess of book value over fair value would be charged to income in the period in which the impairment is determined. We have adopted this new accounting standard prospectively. As a result of this change in accounting policy, amortization of goodwill decreased by $14, net of applicable income tax of $2, for the three months, and by $43, net of applicable income tax of $6, for the nine months ended July 31, 2002.

We have completed the impairment test required upon adoption of the new standard and have determined that an impairment charge was not necessary.

Our goodwill balances by operating segment are as follows:

	Personal and Commercial Client Group	Private Client Group	Investment Banking Group	Emfisys and Corporate Support	Total Consolidated
Balance as at November 1, 2001	$ 452	$ 286	$ 58	$ 2	$ 798
Effects of foreign exchange and other	(2)	-	-	-	(2)
Balance as at January 31, 2002	450	286	58	2	796
Acquisition during the quarter	-	643	-	-	643
Disposal during the quarter	(2)	-	-	-	(2)
Effects of foreign exchange and other	2	(10)	-	-	(8)
Balance as at April 30, 2002	450	919	58	2	1,429
Acquisition during the quarter	-	10	-	-	10
Adjustments related to previous acquisitions	-	(9)	-	-	(9)
Effects of foreign exchange and other	10	7	-	-	17
Balance as at July 31, 2002	$ 460	$ 927	$ 58	$ 2	$ 1,447

Further information on this new accounting policy is contained in note 8 to our consolidated financial statements for the year ended October 31, 2001 on page 68 of our 2001 Annual Report.

3. Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb probable credit losses in our on- and off-balance sheet portfolios. The change in our allowance for credit losses is set out in the following table. Included in our provision for credit losses for the nine months ended July 31, 2002 is a $140 increase in our specific allowance, primarily attributable to BCE's announcement that it would cease to provide long-term support to Teleglobe Inc. Included in our provision for credit losses for the nine months ended July 31, 2001 was a $100 increase in our general allowance.

Changes in our allowance for credit losses are:

	For the three months ended		For the nine months ended	
	July 31, 2002	July 31, 2001	**July 31, 2002**	July 31, 2001
Balance at beginning of period	$ **2,097**	$ 1,656	$ **1,949**	$ 1,597
Provision for credit losses	**160**	117	**660**	434
Recoveries	**19**	12	**51**	30
Write-offs	**(405)**	(132)	**(788)**	(411)
Other, including foreign exchange rate changes	**9**	8	**8**	11
Balance at end of period	$ **1,880**	$ 1,661	$ **1,880**	$ 1,661

4. Acquisition of CSFB*direct,* Inc.
On February 4, 2002 we completed the acquisition of all of the outstanding voting shares of CSFB*direct,* Inc., a New Jersey-based direct investing firm, previously owned by Credit Suisse First Boston for total cash consideration of $854. The results of CSFB*direct,* Inc.'s operations since that date have been included in our consolidated financial statements. The acquisition of CSFB*direct,* Inc. significantly increases our U.S. client base and provides an important national franchise to our existing integrated wealth management business in the United States. The customer relationships intangible asset will be amortized over 15 years on an accelerated basis. The estimated fair value of the covenant not to compete is included in other intangible assets and will be amortized over 5 years on a straight line basis.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition. The reclassification of the purchase price between goodwill and intangibles is based on the final valuation of the intangible assets.

	CSFB*direct,* Inc.
Cash resources	$ 51
Premises and equipment	10
Other assets	
Other	6
Customer relationships	200
Other intangible asset	9
Goodwill	597
	812
	873
Other liabilities	19
	19
Purchase price	$ 854

(Unaudited) (Canadian $ in millions except as noted)

5. Share Capital
During the nine months ended July 31, 2002, we issued 12,000,000 5.95% Non-Cumulative Class B Preferred Shares, Series 10, at a price of US$25.00 per share, representing an aggregate issue price of US$300.

Share Capital Information [a]

	July 31, 2002		
Preferred Shares outstanding	**Number**	**Principal Amount**	**Convertible into...**
Class B – Series 3	16,000,000	$ 400	common shares (b)
Class B – Series 4	8,000,000	200	common shares (b)
Class B – Series 5	8,000,000	200	-
Class B – Series 6	10,000,000	250	common shares (b)
Class B – Series 10	12,000,000	475	common shares (b)
Total Preferred Share Capital		1,525	
Common Shares outstanding	491,678,555	3,437	-
Total Share Capital		$ 4,962	
Stock options issued under Stock Option Plan		n/a	40,060,514 common shares

(a) For additional information refer to note 14 to our consolidated financial statements for the year ended October 31, 2001 on pages 71 and 72 of our 2001 Annual Report.
(b) The number of shares issuable on conversion is not determinable until the date of conversion.
n/a – not applicable

6. Accounting for Stock Options
When we grant stock options under our Stock Option Plan for designated officers and employees, no compensation expense is recognized. When stock options are exercised, we include the amount of proceeds in shareholders' equity. Under the fair value method of accounting for stock options, we would have recognized compensation expense over the vesting period of the stock options, based on the fair value of the stock options on the grant date. If we had always used the fair value method of accounting for stock options, our results would have been impacted as shown in the following table:

	For the three months ended		For the nine months ended	
	July 31, 2002	July 31, 2001	**July 31, 2002**	July 31, 2001
Pro forma Net Income	**$ 334**	$ 434	**$ 984**	$ 1,437
Pro forma Earnings Per Share - Basic	**0.64**	0.83	**1.89**	2.66
Pro forma Earnings Per Share - Diluted	**0.63**	0.81	**1.86**	2.60

Beginning on November 1, 2002 we will change our accounting policy for stock options to recognize compensation expense based on the fair value method of accounting for all stock options granted from that date.

7. United States Generally Accepted Accounting Principles
Reporting under United States generally accepted accounting principles (US GAAP) would have resulted in consolidated net income of $316, basic earnings per share of $0.60 and diluted earnings per share of $0.59 for the three months ended July 31, 2002 compared to $398, $0.75 and $0.73, respectively, for the three months ended July 31, 2001. For the nine months ended July 31, 2002, reporting under US GAAP would have resulted in consolidated net income of $970, basic earnings per share of $1.86 and diluted earnings per share of $1.83, compared to $1,520, $2.81 and $2.75, respectively, for the nine months ended July 31, 2001.

As a result of an adjustment related to the sale of our investment in Grupo Financiero BBVA Bancomer, we have restated our US GAAP consolidated net income from $1,439 to $1,520, our US GAAP basic earnings per share from $2.66 to $2.81 and our US GAAP diluted earnings per share from $2.60 to $2.75 for the nine months ended July 31, 2001.

8. Subsequent Event
On August 27, 2002, we redeemed all of our outstanding $450, 5.55 per cent Series A, Medium Term Notes due 2007, at a redemption price of 100 per cent of the principal amount plus unpaid accrued interest to the redemption date.

(Unaudited) (Canadian $ in millions except as noted)

9. Operating and Geographic Segmentation

Revenue, Net Income and Average Assets by Operating Group

	Personal and Commercial Client Group (a)		Private Client Group (b)		Investment Banking Group (c)		Emfisys and Corporate Support (d)		Total Consolidated	
For the three months ended	July 31, 2002	July 31, 2001	July 31, 2002	July 31, 2001	July 31, 2002	July 31, 2001	July 31, 2002	July 31, 2001	July 31, 2002	July 31, 2001
Net Interest Income and Other Income (e)										
Canada	$ 943	$ 908	$ 286	$ 272	$ 142	$ 342	$ (46)	$ (3)	$ 1,325	$ 1,519
United States	212	173	152	92	329	365	37	14	730	644
Other Countries	16	27	-	2	66	42	6	-	88	71
Total	$ 1,171	$ 1,108	$ 438	$ 366	$ 537	$ 749	$ (3)	$ 11	$ 2,143	$ 2,234
Net Income										
Canada	$ 196	$ 165	$ 28	$ 23	$ 2	$ 72	$ (45)	$ 27	$ 181	$ 287
United States	47	24	(16)	2	73	99	13	(4)	117	121
Other Countries	12	21	(1)	-	33	16	4	(1)	48	36
Total	$ 255	$ 210	$ 11	$ 25	$ 108	$ 187	$ (28)	$ 22	$ 346	$ 444
Average Assets ($ billions)										
Canada	$ 88.3	$ 81.1	$ 1.8	$ 2.1	$ 73.1	$ 60.1	$ (5.9)	$ (5.4)	$ 157.3	$ 137.9
United States	18.6	14.6	3.8	3.2	48.7	57.0	1.1	1.9	72.2	76.7
Other Countries	0.3	0.1	0.1	-	17.2	19.1	0.2	0.2	17.8	19.4
Total	$ 107.2	$ 95.8	$ 5.7	$ 5.3	$ 139.0	$ 136.2	$ (4.6)	$ (3.3)	$ 247.3	$ 234.0
For the nine months ended										
Net Interest Income and Other Income (e)										
Canada	$ 2,714	$ 2,673	$ 886	$ 859	$ 660	$ 971	$ (151)	$ (80)	$ 4,109	$ 4,423
United States	636	487	380	276	1,056	1,147	144	40	2,216	1,950
Other Countries	51	59	(2)	9	184	143	12	328	245	539
Total	$ 3,401	$ 3,219	$ 1,264	$ 1,144	$ 1,900	$ 2,261	$ 5	$ 288	$ 6,570	$ 6,912
Net Income										
Canada	$ 541	$ 488	$ 91	$ 95	$ 79	$ 202	$ (226)	$ (27)	$ 485	$ 758
United States	130	67	(6)	10	271	313	1	(63)	396	327
Other Countries	40	46	(3)	5	95	58	6	273	138	382
Total	$ 711	$ 601	$ 82	$ 110	$ 445	$ 573	$ (219)	$ 183	$ 1,019	$ 1,467
Average Assets ($ billions)										
Canada	$ 86.0	$ 80.6	$ 1.8	$ 2.2	$ 70.8	$ 59.7	$ (5.6)	$ (5.1)	$ 153.0	$ 137.4
United States	18.5	14.2	3.4	3.2	52.2	65.2	1.2	1.0	75.3	83.6
Other Countries	0.2	0.2	0.1	0.1	17.2	20.5	0.2	0.7	17.7	21.5
Total	$ 104.7	$ 95.0	$ 5.3	$ 5.5	$ 140.2	$ 145.4	$ (4.2)	$ (3.4)	$ 246.0	$ 242.5

(a) Personal and Commercial Client Group (P&C) provides financial services, including Electronic Financial Services, to households in Canada and the United States through its branch and automated banking machine networks, electronic banking products including BMO mbanx Direct services, credit card and telebanking.

(b) Private Client Group (PCG) offers its clients a broad array of wealth management products and services, including retail investment products, direct and full service investing, private banking and institutional asset management.

(c) Investment Banking Group (IBG) combines all of the businesses serving corporate, government and institutional clients under one umbrella. It offers clients complete financial solutions across the entire balance sheet, including treasury services, foreign exchange, trade finance, corporate lending, cash management, securitization, public and private debt and equity underwriting. IBG also offers financial advisory services in mergers and acquisitions and restructurings, while providing its investing clients with research, sales and trading services.

(d) Corporate Support includes the corporate units that provide expertise and governance support for the Bank in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, human resources and learning. The Emfisys Group, the technology and e-business group, provides information technology planning, strategy and development services, together with transaction processing and real estate services for Bank of Montreal. Emfisys is also responsible for the creation, development and support of the Bank's e-business services. Emfisys and Corporate Support includes residual revenues and expenses representing the differences between actual amounts incurred and the amounts allocated to operating groups.

(e) Reported on a taxable equivalent basis. The taxable equivalent adjustment was $26 for the 3 months ended July 31, 2002, and $82 for the 9 months ended July 31, 2002. The comparative taxable equivalent adjustments for 2001 were $44 and $110, respectively.

Prior periods are restated to give effect to the current period's organization structure and presentation changes. During the nine months ended July 31, 2002, the North American Cash Management business was transferred from Emfisys to the Investment Banking Group, to align product distribution more effectively with client coverage.

Basis of presentation of results of operating groups:
Expenses are matched against the revenues to which they relate. Indirect expenses, such as overhead expenses and any revenue that may be associated thereto, are allocated to the operating groups using appropriate allocation formulas applied on a consistent basis. For each currency, the net income effect of funds transferred from any group with a surplus to any group with a shortfall is at market rates for the currency and appropriate term.
Provisions for credit losses allocated to the banking groups are based on expected losses over an economic cycle. Differences between expected loss provisions and required provisions under generally accepted accounting principles (GAAP) are allocated to the Corporate Support Group.
Segmentation of assets by geographic region is based upon the geographic location of the unit responsible for managing the related assets, liabilities, revenues and expenses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bank of Montreal

Date: August 27, 2002

By [signature]

Sharon Sandall
Senior Assistant Secretary and
Shareholder Services Manager

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